                                                  This filing is made pursuant
                                                  to Rule 424(b)(2) under the
                                                  Securities Act of 1933 in
                                                  connection with Registration
                                                  No. 333-23611

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED NOVEMBER 17, 1997)
--------------------------------------------------------------------------------
                                4,250,000 Shares
                          PACIFIC GULF PROPERTIES INC.
[LOGO]                            Common Stock
--------------------------------------------------------------------------------

Pacific Gulf Properties Inc. (the "Company"), a self-administered and self-managed equity real estate investment trust (a "REIT"), owns, operates, leases, acquires, rehabilitates and develops industrial and multifamily properties. The Company focuses on properties located in California and the Pacific Northwest, with the largest concentration in Southern California. The Company currently owns a portfolio of 34 operating industrial properties containing 8.2 million leasable square feet, two industrial properties being rehabilitated containing approximately 639,000 leasable square feet and four industrial properties being developed that will contain approximately 578,000 leasable square feet. The Company also owns a portfolio of 24 operating multifamily properties containing 4,661 apartment units and one multifamily property being developed that contains 166 apartment units. See "Recent Developments -- Recent Acquisitions."

All of the shares of common stock of the Company, par value $.01 per share ("Common Stock"), offered hereby are being sold by the Company (the "Offering"). The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "PAG." On November 17, 1997, the last reported sales price of the Common Stock on the NYSE was $21.00 per share. See "Price Range of Common Stock and Distributions."

The Company operates as a REIT for federal income tax purposes and expects to pay regular quarterly dividends to its stockholders, subject to the discretion of the Company's Board of Directors. See "Price Range of Common Stock and Distributions." The shares of Common Stock are subject to certain restrictions on ownership designed to preserve the Company's status as a REIT for federal income tax purposes. See "Description of Capital Stock" in the accompanying Prospectus.

SEE "RISK FACTORS" ON PAGES 5 TO 9 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
--------------------------------------------------------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=====================================================================================================
                                                           Underwriting
                                     Price to              Discounts and            Proceeds to
                                      Public              Commissions(1)            Company(2)
-----------------------------------------------------------------------------------------------------

Per Share....................         $20.75                   $1.05                  $19.70
-----------------------------------------------------------------------------------------------------
Total(3).....................       $88,187,500             $4,462,500              $83,725,000
=====================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $721,000.

(3) The Company has granted the several Underwriters a 30-day over-allotment option to purchase up to 637,500 additional shares of Common Stock on the same terms and conditions set forth above. If all such shares are purchased by the Underwriters, the total Price to Public will be $101,415,625, the total Underwriting Discounts and Commissions will be $5,131,875, and the total Proceeds to Company will be $96,283,750. See "Underwriting."

--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters, subject to delivery by the Company and acceptance by the Underwriters, to prior sale and withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York Plaza, New York, New York, on or about November 21, 1997.

PRUDENTIAL SECURITIES INCORPORATED
                           BANCAMERICA ROBERTSON STEPHENS
                                                A.G. EDWARDS & SONS, INC.
November 17, 1997

                               [PROPERTY PHOTOS]

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this Prospectus Supplement, in the accompanying Prospectus and in the documents incorporated herein by reference. Unless otherwise indicated, all information in this Prospectus Supplement assumes that the Underwriters' over-allotment option will not be exercised. Unless the context otherwise requires, as used herein the term "Company" includes Pacific Gulf Properties Inc. and its consolidated subsidiaries and partnerships. This Prospectus Supplement includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Prospectus Supplement that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), the use of proceeds of the Offering, expansion and other development trends of the real estate industry, business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed in the accompanying Prospectus, general economic and business conditions, the business opportunities that may be presented to and pursued by the Company, and changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those anticipated in the forward-looking statements.

                                  THE COMPANY

     The Company, a self-administered and self-managed equity REIT, owns, operates, leases, acquires, rehabilitates and develops industrial and multifamily properties. The Company's properties are located in California and the Pacific Northwest, with the largest concentration in Southern California. The Company focuses on the industrial and multifamily properties in this geographic region due to management's extensive experience in these property types and markets and management's belief that these markets present potential for long-term economic growth. The Company currently owns a portfolio of 34 operating industrial properties, containing an aggregate of 8.2 million leasable square feet, two industrial properties being rehabilitated containing approximately 639,000 leasable square feet and four industrial properties being developed that will contain approximately 578,000 leasable square feet (the "Industrial Properties"). The Company also owns a portfolio of 24 operating multifamily properties, which includes 18 apartment communities containing 3,662 units, six active senior apartment communities containing 999 units and one active senior apartment community being developed that contains 166 apartment units (the "Multifamily Properties," and collectively with the Industrial Properties, the "Properties"). As of September 30, 1997, the operating Industrial Properties and Multifamily Properties then owned by the Company experienced occupancy rates of 97% and 95%, respectively.

     The Company has entered into agreements to purchase five operating industrial properties for an estimated total purchase price of $47.6 million, four of which are located in California and one of which is located in Las Vegas, Nevada, with an aggregate of approximately 1.2 million leasable square feet. The Company believes that the acquisition of such properties is probable, as described under "Proposed Acquisitions -- Probable Acquisitions." The Company has also entered into an agreement to purchase a business park portfolio for an estimated total purchase price of $57.5 million with respect to which it has not completed sufficient due diligence to determine the probability of such acquisition, as described under "Proposed Acquisitions -- Possible Acquisitions". The business park portfolio is located in California and consists of four properties which contains an aggregate of approximately 733,000 leasable square feet. As a result of each of the acquisitions being subject to a number of closing conditions, there can be no assurance that any of the acquisitions described in this paragraph will be consummated. See "Proposed Acquisitions."

                                GROWTH STRATEGY

     Management believes that focusing on two property types allows the Company greater investment opportunities and flexibility than would be available by investing in only one property type. Apartments have shorter term leases than industrial properties and, hence, apartment rental income reacts more quickly to changes in economic conditions. Lease income on industrial properties reacts more slowly to changes in the economy due to longer term leases on such properties. The values of these two property types and the opportunities they present for growth are affected by the timing of such rental adjustments. This distinction, along with other market factors that impact the demand for multifamily and industrial properties differently, provides the Company with more flexibility in implementing its investment, disposition and property management strategies.

     The Company seeks to maximize cash flow by increasing net operating income (rental property income less rental property expenses) from existing properties, making accretive acquisitions of additional operating properties in its geographic markets, rehabilitating acquired and existing properties and developing other properties.

     Management of Properties. The Company manages all of its properties using its network of six regional offices. The Company believes its property management organization provides many competitive advantages, including efficient property management and local market expertise. The Company targets properties where it can enhance cash flow and value by increasing rents to current market levels and by reducing costs. The Company closely monitors rental operations and administrative expenses, utilizes new technologies, periodically conducts contract reviews, and seeks economies of scale in order to control costs, reduce vacancy rates and assure that the Company is competitive in all aspects of its operations. As a result, net operating income from the pool of properties owned by the Company as of January 1, 1996 has increased 7.2% from $21.0 million for the nine months ended September 30, 1996 to $22.5 million for the nine months ended September 30, 1997.

     Acquisitions. The Company's acquisition program is focused primarily on industrial and multifamily properties and portfolios located in its markets that may provide attractive returns. The Company generally seeks to acquire properties at a discount to replacement cost and where it can improve cash flow and value without relying on increases in market rental rates. The Company's industrial property acquisition activities are focused on business parks or warehouse/distribution facilities serving multiple tenants. The Company's multifamily property acquisitions are focused on medium-sized class-B properties targeted towards middle or lower income families or active senior citizens. Pursuant to the Company's acquisition strategy and based on current market conditions, the Company generally seeks stabilized yields of 10% or greater. Since January 1, 1996, the Company has increased the leasable square footage in its Industrial Property portfolio 183% from 2.9 million to 8.2 million square feet and has increased the number of units in its Multifamily Property portfolio 13% from 4,110 to 4,661 units. See "Recent Developments."

     Renovation and Rehabilitation. As a part of its acquisition program, the Company seeks properties whose financial performance can be enhanced through physical renovation and rehabilitation. The Company also periodically renovates and rehabilitates the properties it already owns. Rehabilitation activity generally involves updating older properties to conform to current market standards and may include the installation of additional loading facilities, sprinkler upgrades, mezzanine level upgrades, parking lot upgrades and cosmetic rehabilitation of the property. The Company capitalizes on senior management's experience with renovation and rehabilitation projects, as well as third party expertise, to expedite the renovation and rehabilitation process. The Company believes that all-in yields on such projects on a stabilized basis typically exceed those of projects that are not renovated or that do not require renovation. Since June 30, 1996, the Company has completed three such acquisitions for an aggregate purchase price of $34.8 million with estimated subsequent renovation or rehabilitation expenses of $5.0 million.

     Development. The Company develops new properties on land currently owned for development, and continues to acquire land for future development. The Company also develops additional rentable square footage and units on the excess land of existing properties. Since January 1, 1996, the Company has completed the acquisition of 34.7 acres of land for future development at an aggregate purchase price of approximately $11.7 million. The Company is currently developing approximately 578,000 square feet of Industrial Property and 166 units of Multifamily Properties at an estimated development cost of $28.0 million and $6.8 million, respectively. See "Recent Developments -- Development Properties."

     The Company was incorporated in Maryland in August 1993. The Company's executive offices are located at 4220 Von Karman Avenue, Newport Beach, California 92660, and its telephone number is (714) 223-5000.

                                  THE OFFERING

Common Stock Offered Hereby.........................  4,250,000 shares(1)
Common Stock to be Outstanding after the Offering...  18,545,454 shares(1)(2)
Use of Proceeds.....................................  To fund the purchase price of the Probable
                                                      Acquisitions (as defined herein), to repay
                                                      certain indebtedness outstanding under the
                                                      Company's Line of Credit (as defined
                                                      below), to repay indebtedness outstanding
                                                      under the Acquisition Facility (as defined
                                                      herein), and other general corporate
                                                      purposes. See "Use of Proceeds" and
                                                      "Proposed Acquisitions."
NYSE Symbol.........................................  PAG

---------------

(1) Does not include up to 637,500 shares of Common Stock issuable if the Underwriters' over-allotment option is exercised in full.

(2) Excludes (a) 951,404 shares of Common Stock reserved for issuance under the Company's 1993 Share Option Plan and 246,372 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment Plan, (b) an aggregate of 509,827 shares of Common Stock which the Company will have the right, but not the obligation, to issue to the holders of the limited partnership interests in certain of the Company's subsidiary operating partnerships, (c) 270,270 shares of Common Stock issuable upon conversion of the outstanding Class A Senior Cumulative Convertible Preferred Stock ("Class A Preferred Stock") and (d) 705,882 shares of Common Stock issuable upon conversion of the outstanding Class B Senior Cumulative Convertible Preferred Stock ("Class B Preferred Stock"). See "Recent
    Developments -- Equity Financing Activities -- Preferred Stock" below.

               SUMMARY PRO FORMA AND HISTORICAL FINANCIAL INFORMATION

     The following table sets forth selected pro forma and historical financial and operating data of the Company. The information set forth in this table should be read in conjunction with the Company's pro forma condensed consolidated financial statements incorporated by reference herein filed with the Company's Current Report on Form 8-K/A dated November 18, 1997, and the consolidated financial statements of the Company and notes thereto incorporated by reference in the accompanying Prospectus.

     For the year ended December 31, 1996, the pro forma operating data has been adjusted to reflect the effect of the following transactions completed by the Company during 1996 and 1997, all of which are more fully described in the Company's pro forma condensed consolidated financial statements incorporated herein by reference, as if the transactions occurred as of the beginning of the period: (i) the purchase and disposition of certain industrial and multifamily properties; (ii) the issuance of Common Stock in public offerings consummated in May 1996, January 1997 and June 1997; (iii) the exchange of convertible subordinated debentures for Common Stock completed in December 1996; and (iv) the issuance of Class A and Class B Preferred Stock in 1997. The pro forma financial information for the year ended December 31, 1996 has been further adjusted to reflect the pro forma effect of the following transactions as if these transactions occurred as of the beginning of the period: (i) the purchase of all of the Probable Acquisitions as more fully described under "Proposed Acquisitions" and (ii) the completion of this Offering and the application of the net proceeds thereof as described in this Prospectus Supplement.

     For the nine months ended September 30, 1997, the pro forma operating data has been adjusted to reflect the effect of the following transactions completed by the Company during 1997, all of which are more fully described in the Company's pro forma condensed consolidated financial statements incorporated herein by reference, as if the transactions occurred as of the beginning of the period: (i) the purchase and disposition of certain industrial and multifamily properties; (ii) the issuance of Common Stock in public offerings consummated in January 1997 and June 1997 and (iii) the issuance of Class A and Class B Preferred Stock in 1997. The pro forma financial information for the nine months ended September 30, 1997 has been further adjusted to reflect the pro forma effect of the following transactions as if these transactions occurred as of the beginning of the period: (i) the purchase of all of the Probable Acquisitions as more fully described under "Proposed Acquisitions" and (ii) the completion of this Offering and the application of the net proceeds thereof as described in this Prospectus Supplement.

     Pro forma balance sheet information as of September 30, 1997 is presented as if the Probable Acquisitions and Eden Rock Industrial Park had been acquired, the repayment of the Company's Acquisition Facility had been completed and this Offering had been consummated on that date.

     The pro forma operating data and pro forma balance sheet information set forth herein do not include the effect of (i) purchasing the Possible Acquisitions which are more fully described in this Prospectus Supplement under "Proposed Acquisitions" or (ii) investment income which could be earned on cash remaining, if any, after the application of net proceeds from this Offering as described herein.

     The pro forma financial information incorporates certain assumptions that are included in the notes to the Company's pro forma condensed consolidated financial statements incorporated by reference. The net proceeds of this Offering have been calculated based on a public offering price of $20.75 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The pro forma financial information is not necessarily indicative of what the actual financial position and results of operations of the Company would have been as of September 30, 1997 or for the periods indicated, nor does it purport to represent the financial position and results of operations of the Company for any future period.


                                             HISTORICAL                                     HISTORICAL               PRO FORMA
                                       -----------------------      PRO FORMA       --------------------------     -------------
                                             YEAR ENDED            ------------         NINE MONTHS ENDED           NINE MONTHS
                                            DECEMBER 31,            YEAR ENDED            SEPTEMBER 30,                ENDED
                                       -----------------------     DECEMBER 31,     --------------------------     SEPTEMBER 30,
                                         1995          1996          1996(1)          1996            1997            1997(1)
                                       ---------     ---------     ------------     ---------     ------------     -------------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Rental income:
  Industrial properties..............  $  12,193     $  20,783      $   43,466      $  14,469      $   24,850       $    34,988
  Multifamily properties.............     24,898        29,104          33,574         21,673          24,339            26,004
                                       ---------     ---------      ----------      ---------      ----------       -----------
Total income.........................     37,091        49,887          77,040         36,142          49,189            60,992
Rental property expenses:
  Industrial properties..............      2,567         5,308          10,432          3,791           5,864             7,938
  Multifamily properties.............     10,215        11,554          13,439          8,527           9,421            10,004
                                       ---------     ---------      ----------      ---------      ----------       -----------
                                          12,782        16,862          23,871         12,318          15,285            17,942

Depreciation.........................      6,081         8,236          13,648          5,921           8,073            10,649
Interest.............................     14,066        18,411          21,267         13,613          12,621            14,618
General and administrative
  expenses...........................      2,423         2,974           2,974          2,056           2,238             2,238
Nonrecurring loss on exchange of
  debentures for common stock........         --         3,596              --(2)          --              --                --
Minority partners' interest in
  earnings of consolidated
  partnerships.......................         --            --             676             --             114               621
                                       ---------     ---------      ----------      ---------      ----------       -----------
Total expenses.......................     35,352        50,079          62,436         33,908          38,331            46,068
                                       ---------     ---------      ----------      ---------      ----------       -----------
Income before gain (loss) on sale of
  real estate........................      1,739          (192)         14,604          2,234          10,858            14,924
Gain (loss) on sale of real estate...      6,664            74              --(3)          74            (111)               --(5)
                                       ---------     ---------      ----------      ---------      ----------       -----------
Net income (loss)....................      8,403          (118)         14,604          2,308          10,747            14,924
Preferred dividend requirements......         --            --          (1,259)            --            (390)             (944)
                                       ---------     ---------      ----------      ---------      ----------       -----------
Income available to common
  shareholders.......................  $   8,403     $    (118)     $   13,345      $   2,308      $   10,357       $    13,980
                                       =========     =========      ==========      =========      ==========       ===========
Weighted average common shares
  outstanding........................  4,830,723     6,340,748      18,427,925      5,962,234      12,843,805        18,498,983
Income available (loss) per common
  share..............................  $    1.74     $    (.02)     $     0.72      $    0.39      $     0.81       $      0.76
Dividends declared per common
  share..............................       1.57          1.61            1.61           1.20            1.23              1.23
Ratio of earnings to fixed charges...       1.12           .99                           1.17            1.75

BALANCE SHEET DATA (AT PERIOD END):
Real estate, net of accumulated
  depreciation:
  Industrial properties..............  $ 102,813     $ 170,729                      $ 163,110      $  321,846       $   388,446
  Multifamily properties.............    175,879       182,138                        176,347         208,404           208,404
                                       ---------     ---------                      ---------      ----------       -----------
Total real estate....................    278,692       352,867                        339,457         530,250           596,850
Total assets.........................    288,591       364,640                        349,691         548,576           614,879
Senior debt..........................    149,847       197,401                        177,018         277,383           257,478
Convertible subordinated
  debentures.........................     55,659        14,227                         55,722          12,652            12,652
Total equity.........................     71,980       139,822                        103,165         235,226           318,230

PROPERTY DATA (AT PERIOD END):
Industrial properties:
  Number of properties...............         10            21              39             20              32(4)             39
  Leasable square feet...............  2,902,000     4,573,000       9,329,000      4,383,000       7,665,000         9,329,000
  Occupancy..........................         96%           98%             97%            98%             97%               97%
Multifamily properties:
  Number of properties...............         21            22              22             21              24                24
  Apartment units....................      3,945         4,110           4,110          3,945           4,661             4,661
  Occupancy..........................         92%           93%             93%            95%             95%               95%

OTHER DATA:
Cash flow provided by operating
  activities.........................  $   7,138     $   8,523                      $   9,353      $   17,963
Cash flow used in investing
  activities.........................    (84,480)      (81,918)                       (66,468)       (188,735)
Cash flow provided by financing
  activities.........................     76,674        72,071                         56,899         170,527
Funds from Operations(6).............      7,820        11,640                          8,155          18,541

---------------

(1) See notes to pro forma condensed consolidated financial statements included in the Company's Current Report on Form 8-K/A filed with the Securities and Exchange Commission dated November 18, 1997.

(2) Excludes the effect of a loss of $3,596 on the exchange of the Company's convertible subordinated debentures for common stock in December 1996. The loss resulted from the issuance of 180,956 excess common shares at $19.875 per share (the closing price per share on December 26, 1996, the date of the exchange). The shares represent the additional shares issued at the exchange rate of 58 shares of Common Stock per each $1 principal amount of Debentures, representing 4.3014 additional shares over the original conversion rate of 53.6986 shares.

(3) Excludes the effect of a $74 nonrecurring gain from the sale of land and buildings to an existing tenant at one of the Industrial Properties during August 1996.

(4) Subsequent to September 30, 1997, the Company acquired two industrial properties containing approximately 501,000 leasable square feet (Eden Plaza/Eden Industrial).

(5) Excludes the effect of a $111 nonrecurring loss on the sale of the Company's corporate headquarters in the second quarter of 1997.

(6) The Company computes Funds from Operations in accordance with standards established by the White Paper on Funds from Operations approved by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in March 1995 which defines Funds from Operations as net income (loss) (computed in accordance with GAAP) excluding gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures, less preferred dividend requirements. Management generally considers Funds from Operations to be a useful measure of the operating performance of an equity REIT because, together with net income and cash flows, Fund from Operations provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. Funds from Operations does not represent cash flow from operations as defined by GAAP, should not be considered as an alternative to net income as an indicator of the Company's operating performance and is not indicative of cash available to fund all cash flow needs. Funds from Operations does not measure whether cash flow is sufficient to fund all of the Company's cash needs including principal amortization, capital improvements and distributions to stockholders. Funds from Operations also does not represent cash flows generated from operating, investing or financing activities as defined by GAAP. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations.

                              RECENT DEVELOPMENTS

RECENT ACQUISITIONS

     During 1997, the Company has acquired approximately $167.3 million of industrial properties and $25.3 million of multifamily properties. The following tables set forth information regarding these properties and properties currently under rehabilitation and development purchased prior to 1997.

     See "Business and Properties" for additional information regarding these properties as of September 30, 1997.

  OPERATING INDUSTRIAL PROPERTIES

                                                                        NET
                                                                      RENTABLE                       BUDGETED        TOTAL
                                                         DATE          SQUARE      ACQUISITION       CAPITAL        BUDGETED
       PROPERTY NAME                LOCATION           ACQUIRED       FOOTAGE         COST         EXPENDITURES       COST
----------------------------  --------------------    -----------    ----------    -----------     ------------     --------
                                                                                            (DOLLARS IN THOUSANDS)
Eden Plaza(1)...............  Hayward, CA             Oct. 1997         101,084     $  19,000         $2,126        $ 21,126
Eden Industrial(1)..........  Hayward, CA             Oct. 1997         399,555            NA(2)          NA(2)           NA(2)
Concord Business Park.......  Concord, CA             Sept. 1997        141,792         7,644            100           7,744
Warehouse/Distribution......  Chino, CA               July 1997         302,166        10,665             93          10,758
Warehouse/Distribution......  Downey, CA              July 1997         289,294        11,582            111          11,693
Warehouse/Distribution......  Fontana, CA             July 1997         380,634        14,208             69          14,277
Warehouse/Distribution......  Rancho Bernardo, CA     July 1997         215,502        14,189             98          14,287
Warehouse/Distribution......  Fremont, CA             July 1997         344,416        17,002            117          17,119
PGP Business Park...........  Woodland, CA            Feb. 1997         570,000        12,772             --          12,772
Harbor Business Park........  Santa Ana, CA           Jan. 1997         193,136         9,171            125           9,296
Harbor Warner Business
  Park......................  Santa Ana, CA           Jan. 1997         127,836         5,571            125           5,696
PGP Business Park...........  Algona, WA              Jan. 1997         200,401         9,474             --           9,474
                                                                      ---------     ---------         ------        --------
        Total...............                                          3,266,684     $ 131,278         $2,964        $134,242
                                                                      =========     =========         ======        ========

---------------

(1) Owned by PGP Northern Industrial, L.P., a limited partnership in which the Company has a minimum 62% equity interest and full management and control.

(2) Included under Eden Plaza.

  OPERATING MULTIFAMILY PROPERTIES

                                                                                                     BUDGETED        TOTAL
                                                             DATE                  ACQUISITION       CAPITAL        BUDGETED
         PROPERTY NAME                  LOCATION           ACQUIRED      UNITS        COST         EXPENDITURES      COST
--------------------------------  --------------------    -----------    -----     -----------     ------------     -------
                                                                                            (DOLLARS IN THOUSANDS)
Terrace Gardens.................  Escondido, CA           June 1997       225        $10,139           $171         $10,310
Morning View Terrace............  Escondido, CA           June 1997       326         15,161            140          15,301
                                                                          ---        -------           ----         -------
        Total...................                                          551        $25,300           $311         $25,611
                                                                          ===        =======           ====         =======

  REHABILITATION PROPERTIES

                                                                                NET
                                                                ESTIMATED     RENTABLE                     BUDGETED       TOTAL
                                                     DATE       COMPLETION     SQUARE     ACQUISITION      CAPITAL       BUDGETED
         PROPERTY NAME              LOCATION       ACQUIRED        DATE       FOOTAGE        COST        EXPENDITURES      COST
-------------------------------   -------------    ---------    ----------    --------    -----------    ------------    --------
                                                                                                  (DOLLARS IN THOUSANDS)
Warehouse/Distribution.........   San Diego, CA    Aug. 1997    April 1998    375,919       $17,209         $2,291       $19,500
Warehouse/Distribution.........   Algona, WA       May 1997     Nov. 1997     263,155         8,780          1,248        10,028
                                                                              -------       -------         ------       -------
    Total......................                                               639,074       $25,989         $3,539       $29,528
                                                                              =======       =======         ======       =======

DEVELOPMENT PROPERTIES

                                                                               ESTIMATED
                                                                                  NET
                                                                  ESTIMATED    RENTABLE                   ESTIMATED     ESTIMATED
                                                        DATE      COMPLETION    SQUARE                   DEVELOPMENT      TOTAL
        PROPERTY NAME               LOCATION          ACQUIRED       DATE       FOOTAGE       LAND          COSTS         COSTS
----------------------------- ---------------------  ----------   ----------   ---------   -----------   ------------   ---------
                                                                                                   (DOLLARS IN THOUSANDS)
Industrial Properties
Warehouse/Distribution....... San Diego, CA           Aug. 1997   April 1998      88,000     $    NA(1)    $  3,428      $ 3,428
Business Park................ Lake Forest, CA         July 1997    July 1998     230,000       6,516         13,942       20,458
Warehouse/Distribution....... Lake Forest, CA          May 1997   April 1998     203,500       3,554          8,745       12,299
Warehouse/Distribution....... City of Industry, CA    Aug. 1996    Dec. 1997      56,000          NA(1)       1,860        1,860
                                                                                --------     -------       --------      -------
    Total Industrial Property
      Development............                                                    577,500     $10,070       $ 27,975      $38,045
                                                                                ========     =======       ========      =======

                                                                  ESTIMATED    ESTIMATED                  ESTIMATED     ESTIMATED
                                                        DATE      COMPLETION    NUMBER                   DEVELOPMENT      TOTAL
        PROPERTY NAME               LOCATION          ACQUIRED       DATE      OF UNITS       LAND          COSTS         COSTS
----------------------------- ---------------------  ----------   ----------   ---------   -----------   ------------   ---------
                                                                                                   (DOLLARS IN THOUSANDS)
Multifamily Properties
The Fountains Senior          Rancho Santa
  Apartments................. Margarita, CA          Sept. 1996    Nov. 1997         166     $ 1,642       $  6,758      $ 8,400

---------------

(1) Represents the Company's development of excess portions of properties previously acquired by the Company.

COMPLETION OF INDUSTRIAL REHABILITATION

     In April 1997, the Company completed a $1.5 million rehabilitation of the former Bullock's Distribution Center, representing the first phase of this project, consisting of 327,000 square foot warehouse and distribution facility located in the City of Industry, California, originally purchased by the Company in August 1996 for approximately $8.8 million. The project, now renamed Pacific Gulf Distribution Center, is currently 100% occupied and has two major tenants, a food service distributor occupying 206,000 leasable square feet and a computer terminal distributor occupying 82,000 leasable square feet. The return on this property is expected to exceed the return target established by the Company for this type of property. See "Business and Properties -- General Acquisition Guidelines."

REDUCTION IN PUBLIC INDEBTEDNESS

     In December 1996, the Company completed an exchange offer (the "Exchange Offer") pursuant to which it exchanged an aggregate of 2,440,002 shares of Common Stock in exchange for approximately $42.1 million in aggregate principal amount (58 shares of Common Stock for each $1,000 in principal amount) of its 8.375% Convertible Subordinated Debentures Due 2001 (the "Debentures"). Approximately $12.8 million in principal amount of Debentures remained outstanding at September 30, 1997. The Debentures are traded on the American Stock Exchange (the "ASE").

     The Company believes the Exchange Offer improved the Company's capital structure by increasing its outstanding equity base and decreasing its indebtedness. The issuance of additional shares of Common Stock may have improved the trading and liquidity of the Common Stock, which in turn may enhance the attractiveness of the Common Stock to investors. Additionally, the reduction in the Company's indebtedness improved the Company's interest coverage ratio and may have lowered its long-term capital costs. The Company believes the improvement in its capitalization provided by the Exchange Offer provided it with enhanced access to the capital markets and expanded its opportunities for future growth.

EQUITY FINANCING ACTIVITIES

     1997 Common Stock Offerings. In June 1997, the Company received gross proceeds of approximately $44.8 million from the issuance of 2,131,700 shares of Common Stock (including the underwriter's over-allotment option exercised) at a price to the public of $21.00 per share. In January 1997, the Company received gross proceeds of approximately $47.2 million from the issuance of 2,300,000 shares of Common Stock (including the underwriter's over-allotment option exercised) at a price to the public of $20.50 per share.

     Preferred Stock. On December 31, 1996, the Company entered into an agreement to issue, prior to January 1, 1998, 1,351,351 shares of Class A Senior Cumulative Convertible Preferred Stock (the "Class A Preferred Stock") to Five Arrows Realty Securities L.L.C. ("Five Arrows") at a price of $18.50 per share. After giving effect to the Company's April 1997 issuance of 270,270 shares of Class A Preferred Stock to Five Arrows for aggregate proceeds of $5.0 million, the Company remains obligated to issue 1,081,081 shares of Class A Preferred Stock to Five Arrows prior to January 1, 1998. See "Description of Capital
Stock -- Class A Senior Cumulative Convertible Preferred Stock" in the accompanying Prospectus.

     In May 1997, the Company entered into a second agreement with Five Arrows to issue, prior to January 1, 1998, 1,411,765 shares of Class B Senior Cumulative Convertible Preferred Stock (the "Class B Preferred Stock") at a price of $21.25 per share. After giving effect to the Company's issuance of 705,882 shares of Class B Preferred Stock to Five Arrows for aggregate proceeds of $15.0 million, the Company remains obligated to issue 705,883 shares of Class B Preferred Stock to Five Arrows prior to January 1, 1998. See "Description of Capital Stock -- Class B Senior Cumulative Convertible Preferred Stock" in the accompanying Prospectus.

DEBT FINANCING ACTIVITIES

     Tax-Exempt Projects. The Company has established a pool agreement with the Federal National Mortgage Association ("FNMA") to provide 30-year credit enhancement on the Company's tax-exempt projects. In June 1997, in conjunction with the Company's admission into the partnerships which own the Terrace Gardens and Morning View Terrace apartment communities, the partnerships refinanced their existing tax-exempt bond financing of $19.1 million through the FNMA facility. The effective interest rate on the bonds, after giving effect to credit enhancement and other costs, has been fixed at 6.4% for 10 years.

     In December 1996, the Company completed a refinancing of all of its existing $24.9 million tax-exempt financed projects. The effective interest rate on the currently outstanding bonds that are part of the FNMA pool agreement (other than the bonds related to the Fountains Senior Apartments, a senior residential community located in Rancho Santa Margarita, California), after giving effect to credit enhancement and other costs, has been fixed at 6.3% for 10 years.

     In addition to refinancing its tax-exempt projects, the Company also received from FNMA a forward commitment, expiring December 1, 1998, to provide credit enhancement for the Rancho Santa Margarita property, that the Company is currently developing. The commitment is subject to the completion of the project and the property achieving certain lease up and operating requirements. The effective interest rate on the currently outstanding bonds in this commitment, after giving effect to credit enhancement and other costs, has been fixed at 6.4% for 10 years.

     Property Refinancings. In October 1997, the Company borrowed $34.0 million at an interest rate of 7.11% for a term of 10 years. The proceeds of this loan were used to repay $33.6 million of indebtedness under the Company's Acquisition Facility. The loan is secured by five warehouse/distribution centers acquired by the Company in July 1997. The Company is in negotiations with its lenders to provide that the loan would become an unsecured loan upon the occurrence of certain events, including the Company obtaining an investment-grade rating from two of the major rating agencies. There can be no assurance that an agreement will be reached providing for the loan to become unsecured.

     Credit Facilities. The Company has a $65.0 million secured revolving line of credit (the "Line of Credit") which matures in July 1998. The Line of Credit bears interest at a rate of LIBOR plus 1.75%. As of October 28, 1997, the outstanding balance under the Company's Line of Credit was $41.4 million.

     The Company also has an unsecured credit facility (the "Acquisition Facility") from Bank of America which provides up to $35.0 million for the acquisition of qualifying properties. The Acquisition Facility has an expiration date of December 31, 1997, bears interest at a rate of LIBOR plus 2.00% and provides that up to

50% of the acquisition costs actually paid by the Company may be funded by the facility. The Acquisition Facility also provides that the proceeds will be repaid, at the Company's option, either by adding the related property to the Company's existing Line of Credit collateral pool or by the Company obtaining real estate financing or other funds to repay the Acquisition Facility. Any amounts borrowed under the Acquisition Facility reduce amounts available under the Line of Credit. The Acquisition Facility had an outstanding balance of approximately $33.6 million as of September 30, 1997, which the Company subsequently repaid with the proceeds of the loan discussed above in Property Refinancings, and, as of October 28, 1997, had an outstanding balance of $2.0 million.

     The Company and its lenders are currently negotiating the terms of new or amended credit facilities. Terms being negotiated include an increase in the maximum loan amount, a decrease in the interest rate spread, extension of the term of the facility and conversion of the secured facility to an unsecured facility. There can be no assurance that any such terms will be agreed to by the lenders.

                             PROPOSED ACQUISITIONS

     The Company is actively pursuing and is in preliminary negotiations regarding the acquisition of a number of industrial and multifamily properties, but no assurance can be given that it will continue to pursue or consummate any acquisition as a result of these negotiations. The following tables provide information on properties which the Company has entered into agreements to acquire. The properties listed below under the caption "Probable Acquisitions" are those with respect to which the Company has completed a sufficient level of due diligence to establish that the acquisition is probable. The properties listed under "Possible Acquisitions" are those with respect to which the Company has not yet completed sufficient due diligence to determine the probability of the acquisition, therefore, the Possible Acquisitions have not been included in the summary pro forma information set forth in this Prospectus Supplement. All of the proposed acquisitions (including the Probable Acquisitions) remain subject to certain conditions to closing, including the completion of due diligence, thus there can be no assurance that any of such acquisitions will be consummated.

PROBABLE ACQUISITIONS

                                                                       GROSS LEASABLE        DATE           ESTIMATED
                   PROPERTY NAME                       LOCATION        SQUARE FOOTAGE     CONSTRUCTED     PURCHASE PRICE
    -------------------------------------------    ----------------    --------------     -----------     --------------
                                                   (DOLLARS IN THOUSANDS)
    INDUSTRIAL PORTFOLIO
      Warehouse/Distribution Center............    Anaheim, CA              211,238          1986            $ 39,000(1)
      Warehouse/Distribution Center............    Fullerton, CA            202,551          1980                  NA(1)
      Warehouse/Manufacturing Center...........    Anaheim, CA              129,426          1961                  NA(1)
      Warehouse/Distribution Center............    Las Vegas, NV            300,000       1976-1979                NA(1)
      Warehouse/Distribution Center............    Woodland, CA             319,800          1996               8,600
                                                                          ---------                          --------
          Total................................                           1,163,015                          $ 47,600
                                                                          =========                          ========

POSSIBLE ACQUISITIONS

                                                                       GROSS LEASABLE        DATE           ESTIMATED
                   PROPERTY NAME                       LOCATION        SQUARE FOOTAGE     CONSTRUCTED     PURCHASE PRICE
    -------------------------------------------    ----------------    --------------     -----------     --------------
    BUSINESS PARK PORTFOLIO
      Business Park............................    Anaheim, CA              145,745          1972            $ 57,500(2)
      Business Park............................    Sacramento, CA           269,146          1973                  NA(2)
      Business Park............................    Santa Clara, CA          188,777          1972                  NA(2)
      Business Park............................    Sunnyvale, CA            129,513          1972                  NA(2)
                                                                            -------                          --------
          Total................................                             733,181                          $ 57,500
                                                                            =======                          ========

---------------
(1) Included under Warehouse/Distribution Center - Anaheim, CA

(2) Included under Business Park-Anaheim, CA

PROBABLE ACQUISITIONS

     Industrial Portfolio. The Company has entered into contracts to acquire four properties, consisting of an aggregate of 843,215 leasable square feet of warehouse distribution space. Each of the properties will be managed by an existing regional office of the Company.

     The Anaheim, California property consists of three warehouse/distribution buildings, two of which have 18-foot clear heights and dock-high and ground-level loading doors. The third building has a 22-foot clear height, is divisible into three separate suites and has dock-high loading ground-level loading doors. The property also contains approximately two acres of available land on which the Company anticipates developing a building of approximately 205,238 leasable square feet. The Company believes, based on currently available information, that this property has three tenants and is currently 70% leased.

     The Fullerton, California property consists of two warehouse/distribution buildings, one of which has a 22-foot clear height and five dock-high loading doors, one ground-level loading door and three rail-doors. The second building has a 24-foot clear height, eight dock-high loading doors and one ground-level loading door. The Company believes, based on currently available information, that this project has two tenants and is currently 100% leased.

     The Anaheim, California property consists of one warehouse/manufacturing building currently occupied by a single tenant. The building has a 20-foot clear height and has five dock-high loading doors, two ground-level loading doors and two rail-doors. The Company believes, based on currently available information, that this property is 100% leased.

     The Las Vegas, Nevada property consists of three warehouse/distribution buildings, each of which is divisible into up to ten suites. Two of the buildings have 18-foot clear heights, a total of 21 dock-high loading doors and 21 ground-level loading doors. The third building has a 24-foot clear height, nine dock-high loading doors and seven ground-level loading doors. The Company believes, based on currently available information, that this property has 14 tenants and is 100% leased.

     Woodland, California Building. The Pioneer Boulevard building in Woodland, California, which is divisible into units as small as 40,000 square feet, has a 28-foot clear height and 72 dock-high loading doors. The Company believes, based on currently available information, that this property has three tenants and is currently 100% leased.

POSSIBLE ACQUISITIONS

     Business Park Portfolio. The Company has entered into a contract to acquire four properties, consisting of an aggregate of over 733,000 leasable square feet of industrial space. Each of the four properties is located within a region where the Company currently maintains a regional office.

     The Anaheim, California property consists of eight buildings that have clear heights ranging from 12 to 14 feet and ground-level loading doors. The Company believes, based on currently available information, that this property has 68 tenants and is currently 91% leased.

     The Sacramento, California property consists of sixteen buildings which have clear heights ranging from 12 to 14 feet and ground-level loading doors. The Company believes, based on currently available information, that this property has 128 tenants and is currently 87% leased.

     The Santa Clara, California property consists of ten buildings that have clear heights ranging from 12 to 14 feet and ground-level loading doors. The Company believes, based on currently available information, that this property has 104 tenants and is currently 96% leased.

     The Sunnyvale, California property consists of five buildings. The buildings have clear heights ranging from 12 to 14 feet and ground-level loading doors. The Company believes, based on currently available information, that this property has 56 tenants and is currently 97% leased.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby, after the deduction of underwriting discounts and commissions and estimated offering expenses, is approximately $83.0 million ($95.6 million if the Underwriters' over-allotment option is exercised in full). The Company currently intends to use the net proceeds from the Offering (i) to fund the purchase price of the Probable Acquisitions net of indebtedness and security deposits assumed and pre-acquisition costs ($41.5 million), (ii) to repay indebtedness currently outstanding under the Company's Line of Credit ($41.4 million), (iii) to repay indebtedness currently outstanding under the Company's Acquisition Facility ($2.0 million), and (iv) for general corporate purposes. The principal balances outstanding under the Line of Credit and the Acquisition Facility at September 30, 1997 were $32.1 million and $33.6 million, respectively. The Line of Credit matures in July 1998 and had an interest rate of 7.625% as of September 30, 1997 (floating interest rate of LIBOR plus 1.75%). The Acquisition Facility expires on December 31, 1997 and bears interest at a rate of LIBOR plus 2.00%. See "Recent Developments -- Debt Financing Activities." Pending such uses, the Company may invest such net proceeds in short-term income-producing investments such as investment grade commercial paper, government securities or money market funds that invest in government securities.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1997, on a historical and pro forma basis as adjusted to give effect to (i) the October 1997 repayment of the outstanding balance on the Company's Acquisition Facility utilizing proceeds from a new loan; (ii) the October 1997 acquisition of the Eden Plaza/Eden Industrial properties containing approximately 501,000 leasable square feet; (iii) the October 1997 borrowings under the Line of Credit to fund the acquisition of the Eden Plaza/Eden Industrial properties and repay a maturing loan payable; (iv) the October 1997 borrowings under the Company's Acquisition Facility to pay certain pre-acquisition costs consisting primarily of refundable deposits related to the Probable Acquisitions; (v) the purchase of all of the Probable Acquisitions as more fully described under "Proposed Acquisitions" and (vi) the completion of this Offering and the application of the net proceeds as more fully described under "Use of Proceeds." The information set forth in the following table should be read in conjunction with the Company's Summary Pro Forma and Historical Financial Information included in this Prospectus Supplement and the Pro Forma Condensed Consolidated Financial Statements incorporated by reference herein from the Company's Current Report on Form 8-K/A dated November 18, 1997, and the consolidated financial statements and notes thereto incorporated by reference in the accompanying Prospectus.

                                                                          SEPTEMBER 30, 1997
                                                                       ------------------------
                                                                       HISTORICAL     PRO FORMA
                                                                       ----------     ---------
                                                                        (DOLLARS IN THOUSANDS)
Debt
  Loans payable(1)...................................................  $  211,638     $ 257,478
  Revolving line of credit(2)........................................      32,120            --
  Acquisition facility(1)............................................      33,625            --
  8.375% Convertible Subordinated Debentures, net of debenture
     discount........................................................      12,652        12,652
                                                                       ----------     ----------
          Total debt.................................................     290,035       270,130
Minority interest in consolidated partnerships(3)....................       8,465        11,334
Shareholders' equity:
  Class A preferred stock, $.01 par value; 5,000,000 shares
     authorized; 270,270 Class A shares issued and outstanding(4)....           3             3
  Class B preferred stock, $.01 per share; 10,000,000 shares authorized;
     470,588 Class B shares issued and outstanding(4)................           4             4
  Common stock, $.01 par value; 25,000,000 shares authorized;
     14,294,379 shares issued and outstanding; 18,544,379 shares
     issued and outstanding on a pro forma basis(2)(5)...............         143           186
  Excess stock, $.01 par value; 30,000,000 shares authorized;
     no shares outstanding...........................................          --            --
  Outstanding restricted stock.......................................        (865)         (865)
  Additional paid-in capital.........................................     259,558       342,519
  Distributions in excess of earnings................................     (23,617)      (23,617)
                                                                       ----------     ----------
          Total shareholders' equity.................................     235,226       318,230
                                                                       ----------     ----------
Total capitalization.................................................  $  533,726     $ 599,694
                                                                       ==========     ==========

---------------
(1) Net increase related to the following transactions: (i) new mortgage indebtedness totaling $34,000 obtained by the Company in October 1997, the proceeds of which were utilized to repay the outstanding balance of the Company's acquisition facility as more fully described in this Prospectus Supplement (see "Debt Financing Activities -- Property Refinancings"); (ii) new mortgage indebtedness totaling $12,000 encumbering the Eden Plaza/Eden Industrial acquisitions completed by the Company in October 1997 as more fully described in the Pro Forma Condensed Consolidated Financial Statements incorporated by reference herein; (iii) indebtedness totaling $4,448 assumed in connection with the purchase of one of the Probable Acquisitions (see "Proposed Acquisitions -- Probable Acquisitions"), which are partially offset by (iv) a reduction in loans payable totaling $4,608 related to the repayment of a maturing loan utilizing borrowings under the Line of Credit in October 1997.

(2) Net proceeds of $83,004 (par value of $43, additional paid-in capital of $82,961) from the issuance of 4,250,000 shares of Common Stock (excluding 637,500 shares of Common Stock that may be issued upon the exercise of the Underwriters' over-allotment option) pursuant to this Offering, net of underwriting discounts and commissions and estimated offering expenses. Net proceeds from the Offering will be used to fund the purchase price of the Probable Acquisitions net of indebtedness, security deposits to be assumed by the Company and pre-acquisition costs related to such acquisitions ($41,521), to repay balances outstanding on the Company's Line of Credit which were increased in October 1997 by borrowings utilized to finance the Company's acquisition of the Eden Plaza/Eden Industrial properties and to repay a maturing loan payable ($41,420), to repay balances currently outstanding under the Acquisition Facility ($2,000).

(3) Minority interest associated with the 144,016 limited partnership units issued to minority partners in the partnership that owns the Eden Plaza/Eden Industrial properties. See "Recent Acquisitions."

(4) Excludes 1,081,081 authorized and unissued shares of Class A Preferred Stock and 705,883 authorized and unissued shares of Class B Preferred Stock to be issued by the Company pursuant to agreements entered into in December 1996 and May 1997, respectively.

(5) Excludes (a) 951,404 shares of Common Stock reserved for issuance under the Company's 1993 Share Option Plan and 246,372 shares of Common Stock reserved for issuance under the Company's Dividend Reinvestment Plan, (b) an aggregate of 509,827 shares of Common Stock which the Company will have the right, but not the obligation, to issue to the holders of the limited partnership interests in certain of the Company's subsidiary operating partnerships, (c) 270,270 shares of Common Stock issuable upon conversion of the outstanding Class A Senior Cumulative Convertible Preferred Stock ("Class A Preferred Stock") and (d) 705,882 shares of Common Stock issuable upon conversion of the outstanding Class B Senior Cumulative Convertible Preferred Stock ("Class B Preferred Stock"). See "Recent
    Developments -- Equity Financing Activities -- Preferred Stock" below.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

     The Common Stock of the Company began trading on the NYSE on October 29, 1996 under the symbol "PAG." From the date of the Company's IPO until October 28, 1996, the Company's Common Stock traded on the ASE under the same symbol. The following table sets forth the high and low closing prices for the Common Stock on the ASE or the NYSE, as applicable, and the distributions declared for the periods indicated:

                                                                                  DISTRIBUTIONS
                                                        HIGH         LOW            DECLARED
                                                        ----         ----         -------------
    1995
      1st Quarter.....................................  $16          $14  5/8         $ .39
      2nd Quarter.....................................   16  1/8      14  7/8           .39
      3rd Quarter.....................................   16  1/2      14  5/8           .39
      4th Quarter.....................................   16  3/4      13  1/2           .40

    1996
      1st Quarter.....................................  $18  3/4     $16  1/8         $ .40
      2nd Quarter.....................................   18  1/4      16  1/4           .40
      3rd Quarter.....................................   18  3/4      16  3/4           .40
      4th Quarter.....................................   20           18  1/8           .41

    1997
      1st Quarter.....................................  $23  3/8     $19  1/4         $ .41
      2nd Quarter.....................................   22  1/8      20  1/2           .41
      3rd Quarter.....................................   24 5/16      20  7/8           .41
      4th Quarter (through November 17, 1997).........   24 5/16      21                 --

     The closing price of the Common Stock on the NYSE on November 17, 1997 was $21.00 per share. As of such date there were approximately 257 record holders of Common Stock.

     Since the Company's IPO, the Company has declared regular quarterly distributions to its stockholders. Federal income tax law requires that a REIT distribute annually at least 95% of its REIT taxable income, which, for the Company, was approximately $2.5 million, $2.3 million and $4.8 million in 1994, 1995 and 1996 ($.58, $.48 and $.76, respectively, per share of Common Stock). See "Federal Income Tax Considerations -- Annual Distribution Requirements" in the accompanying Prospectus. Future distributions by the Company will be at the discretion of the Board of Directors and will depend upon the actual Funds From Operations of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, applicable legal restrictions and such other factors as the Board of Directors deems relevant. See "Summary Pro Forma and Historical Financial Information." Although the Company intends to continue to make quarterly distributions to its stockholders, no assurances can be given as to the amount of distributions, if any, made in the future.

     The Company anticipates that cash available for distribution will be greater than earnings and profits due to non-cash expenses, primarily depreciation and amortization, incurred by the Company. Distributions by the Company to the extent of its current and accumulated earnings and profits for federal income tax purposes generally will be taxable to stockholders as ordinary dividend income. Distributions to a stockholder in excess of earnings and profits generally will be treated as non-taxable return of capital to the extent of the stockholder's tax basis in its shares, and thereafter as capital gain (assuming such shares are held as a capital asset). See "Federal Income Tax Considerations" in the accompanying Prospectus. Distributions treated as a return of capital have the effect of deferring taxation until the sale of a stockholder's Common Stock. In order to maintain its qualification as a REIT, the Company could be required to make distributions in excess of cash available for distribution. The Company estimates that 35%, 68% and 45% of the distributions paid in 1994, 1995 and 1996, respectively, were in excess of its current and accumulated earnings and profits.

     During 1995, the Company implemented a Dividend Reinvestment and Stock Purchase Plan, which permits stockholders to acquire additional shares of Common Stock by automatically reinvesting cash distributions and making optional cash purchases without payment of any broker commissions or service charges. Stockholders who do not participate in such Plan continue to receive cash distributions as paid.

                                CURRENT MARKETS

     Set forth below is a brief description of the current markets in which the Company currently owns industrial properties. The information was derived from data provided by, among other sources, CB Commercial Torto Wheaton Research.

     Riverside-San Bernardino. The Riverside-San Bernardino metropolitan statistical area is comprised of the two counties of Riverside and San Bernardino. As of the second quarter of 1997, the population of the Riverside-San Bernardino metropolitan statistical area was 3.05 million, making it the 12th most populous metropolitan statistical area in the country. The median per capita income in 1995 was $18,467, which is 20% below the national average. Industries concentrated in the Riverside-San Bernardino metropolitan statistical area include state and local governments, food industries, department stores and military.

     As of the second quarter of 1997, the Riverside-San Bernardino industrial market had grown 14.4 million square feet since 1992. Warehouses comprised the largest part (76.2%) of the industrial property rental market, with manufacturing facilities next at 22.8%. Vacancy rates ranged from 8.8% in warehouse properties to 15.5% in R&D properties.

     Orange County. As of the second quarter of 1997, the population of the Orange County metropolitan statistical area was 2.67 million, making it the 16th most populous metropolitan statistical area in the country. The median per capita income in 1995 was $26,925, which is 16% above the national average. Industries concentrated in the Orange County metropolitan statistical area include food industries, personnel supply services, amusement/recreation and professional and commercial equipment.

     As of the second quarter of 1997, the Orange County industrial market had grown 4.2 million square feet since 1992. Manufacturing facilities comprised the largest part (72.2%) of the commercial real estate market with research and development ("R&D") facilities next at 21.1%. Vacancy rates ranged from 5.9% in manufacturing to 11.7% for R&D properties.

     San Diego. As of the second quarter of 1997, the population of the San Diego metropolitan statistical area was 2.68 million, making it the 15th most populous metropolitan statistical area in the country. The median per capita income in 1995 was $22,559, which is 3% below the national average. Industries concentrated in the San Diego metropolitan statistical area include military, federal government, hotels and motels and research and testing services.

     As of the second quarter of 1997, the San Diego industrial market had grown
4.3 million square feet since 1992. Manufacturing facilities comprised the largest part (47.8%) of the industrial property rental market, with R&D properties next at 23.1%. Vacancy rates ranged from 6.8% in R&D properties to 8.0% in manufacturing.

     Seattle. As of the second quarter of 1997, the population of the Seattle metropolitan statistical area was 2.27 million, making it the 21st most populous metropolitan statistical area in the country. The median per capita income in 1995 was $28,329, which is 22% above the national average. Industries concentrated in the Seattle metropolitan statistical area include aircraft and aircraft parts, computer and data processing, medical offices and general building contractors.

     As of the second quarter of 1997, the Seattle industrial market had grown
12.9 million square feet since 1992. Warehouses comprised the largest part (68.9%) of the industrial property rental market, with manufacturing facilities next at 22.9%. Vacancy rates ranged from 3.2% in manufacturing space to 10.1% in R&D properties.

     Los Angeles. As of the second quarter of 1997, the population of the Los Angeles metropolitan statistical area was 9.17 million, making it the most populous metropolitan statistical area in the country. The median per capita income in 1995 was $23,028, which is 1% below the national average. Industries concentrated in the Los Angeles metropolitan statistical area include motion picture production, personnel supply services and business services.

     As of the second quarter of 1997, the Los Angeles industrial market had grown 5.4 million square feet since 1992. Manufacturing facilities comprised the largest part (48.5%) of the industrial property rental market, with warehouses next at 43.1%. Vacancy rates ranged from 4.9% in manufacturing space to 11.3% in R&D properties.

     San Francisco. As of the second quarter of 1997, the population of the San Francisco metropolitan statistical area was 1.67 million, making it the 30th most populous metropolitan statistical area in the country. The median per capita income in 1995 was $35,015, which is 51% above the national average. Industries concentrated in the San Francisco metropolitan statistical area include federal government, transportation by air, hotels and motels and commercial banks.

     As of the second quarter of 1997, the San Francisco industrial market had grown 441,000 square feet since 1992. Warehouses comprised the largest part (62.2%) of the industrial property rental market, with manufacturing facilities next at 17.6%. Vacancy rates ranged from 0.8% in manufacturing facilities to 5.4% in warehouse properties.

     Sacramento. As of the second quarter of 1997, the population of the Sacramento metropolitan statistical area was 1.5 million, making it the 39th most populous metropolitan statistical area in the country. The median per capita income in 1995 was $22,922, which is 1% below the national average. Industries concentrated in the Sacramento metropolitan statistical area include state and local government, food and food related industries and federal government.

     As of the second quarter of 1997, the Sacramento industrial market had grown 8.5 million square feet since 1992. Warehouses comprised the largest part (81.5%) of the industrial property rental market, with R&D properties next at 10.5%. Vacancy rates ranged from 7.4% in manufacturing facilities to 12.5% in warehouse properties.

                            BUSINESS AND PROPERTIES

GENERAL ACQUISITION GUIDELINES

     The Company has established a set of general guidelines and physical characteristics it uses to evaluate acquisition opportunities available within its markets. Specifically, the Company seeks to acquire properties that it believes can benefit from the Company's management expertise, and in many cases from physical renovations and rehabilitations, to improve financial performance. The Company's acquisition program is focused primarily on industrial properties and selected multifamily properties and portfolios located in its markets. The Company seeks to acquire properties at a discount to replacement costs and where it can improve cash flow and value without relying on increases in market rental rates. Such growth in cash flow and value may come through physical rehabilitation and/or turnover of leases with below market rents and through the Company's effective and efficient local management. The Company's industrial property acquisition activities will generally be focused on business parks or warehouse/distribution facilities serving multiple tenants. The Company's multifamily property acquisitions will generally be focused on medium-sized class-B properties targeted towards middle or lower income families or active senior citizens. Pursuant to the Company's acquisition strategy and based on current market conditions, the Company generally seeks stabilized yields of 10% or greater.

     The Company believes that its status as a publicly traded REIT enhances its ability to acquire properties or development sites by providing property sellers with a means to defer federal income taxes on gains through the use of partnership units in lieu of cash for all or a portion of the consideration of the acquisition. The Company believes that there is a large number of long-term owners with low or negative basis who could realize tax benefits by receiving partnership units as consideration. Thus the ability of the Company to exchange partnership units for a property provides an incentive to the seller and a competitive advantage to the Company over other buyers who do not have the ability to issue partnership units.

GENERAL

     The tables below set forth certain information relating to the Company's operating Industrial and Multifamily Properties by location and type as of September 30, 1997.

                                                                                 PERCENT OF
                                                   NUMBER OF    LEASABLE      INDUSTRIAL GROSS
                                                   PROPERTIES  SQUARE FEET     RENTAL REVENUE     OCCUPANCY
                                                   ---------   -----------   ------------------   ---------
INDUSTRIAL
California
  Inland Empire(1)...............................       6       1,989,194             19%             99%
  San Diego......................................       6       1,203,606             21              99
  Orange County..................................       8       1,178,470             24              93
  Los Angeles....................................       3       1,183,495             11              95
  Northern California............................       4       1,249,566              9              99

Pacific Northwest
  Seattle, WA....................................       5         861,067             16              98
                                                       --       ---------            ---             ---
Total or Weighted Average........................      32(2)    7,665,398            100%             97%
                                                       ==       =========            ===             ===

                                                                             PERCENT OF
                                                     NUMBER OF            MULTIFAMILY GROSS
                                                     PROPERTIES  UNITS     RENTAL REVENUE      OCCUPANCY
                                                     ---------   -----   -------------------   ---------
MULTIFAMILY
California
  Inland Empire(1).................................      12      1,533            36%              92%
  Orange County....................................       3        742            18               96
  San Diego........................................       2        551             5               97

Pacific Northwest
  Seattle, WA......................................       6      1,556            35               97
  Portland, OR.....................................       1        279             6               92
                                                         --      -----           ---              ---
          Total or Weighted Average................      24      4,661           100%              95%
                                                         ==      =====           ===              ===

---------------
(1) Includes the eastern portion of Los Angeles County adjacent to the Riverside-San Bernardino metropolitan statistical area.

(2) Subsequent to September 30, 1997, the Company acquired two Industrial Properties which in the aggregate contain 501,000 leasable square feet.

INDUSTRIAL PROPERTIES

     The Company focuses on multi-tenant business parks and mid-size warehouse/distribution facilities. Whenever possible, the Company seeks a significant market share in its principal sub-markets so that it can accommodate its tenants as their needs change and have an influence on trends in market rents. The Company also seeks properties that are well-located and offer convenient access to major distribution points, such as shipping ports, major airports and major freeways.

     Management believes that the Southern California industrial property market is recovering based upon an increasing level of leasing interest and a limited supply of new product. As evidence of this, the Company already has observed recent increases in the prices for industrial properties and tenant requests for longer term leases. With over 56% of its industrial leases expiring during the next 27 months, the Company believes it is in a good position to capitalize on anticipated rental rate increases. As of September 30, 1997, effective rental rates on the 282 leases (representing approximately 975,000 rentable square feet) signed or renewed by the Company in the first three quarters of 1997 were on average, based on the number of square feet subject to such leases, 7.5% higher than the ending rate on the previous leases for the same space. The Industrial Properties are currently occupied by over 1,200 tenants, and no one tenant accounts for more than 1.8% of the Company's total rental revenues.

     The Company generally offers industrial leases in the one- to five-year range. Lease terms include, in most cases, annual adjustments based on changes in the consumer price index. The standard lease also includes some refurbishing and tenant improvement allowance with the amount varying depending upon the length of the lease, the size of the space leased and the use. The Company seeks tenants primarily involved in warehouse, distribution, assembly and light manufacturing activities.

     The following table presents information concerning the Industrial Properties, including the actual average rent per square foot and percentage of the leasable square footage leased and occupied by tenants as of September 30, 1997:

                                                                                     NET          AVERAGE
                                                                   DATE           RENTABLE        MONTHLY
                                                               CONSTRUCTED/        SQUARE        BASE RENT
       INDUSTRIAL PROPERTY                LOCATION              COMPLETED          FOOTAGE      PER SQ. FT.     OCCUPANCY
----------------------------------  ---------------------    ----------------     ---------     -----------     ---------
Pacific Park Business Park........  Aliso Viejo, CA                1988              99,622        $ .91            94%
Baldwin Commerce Center...........  Baldwin Park, CA               1986             567,605          .37            94
PGP Distribution Center...........  Chino, CA                      1988             302,166          .27           100
Pacific Gulf Distribution
  Center..........................  City of Industry, CA         1973-77            326,596          .29           100
Concord Business Park.............  Concord, CA                    1989             141,792          .62            96
PGP Distribution Center...........  Downey, CA                  1977-1988           289,294          .32            90
Pacific Gulf Business Park........  Escondido, CA                1988-92            251,464          .51            97
PGP Distribution Center...........  Fontana, CA                    1989             380,634          .29           100
PGP Distribution Center...........  Fremont, CA                 1980-1987           344,416          .38           100
Garden Grove Industrial...........  Garden Grove, CA               1979             252,184          .40            89
Pacific Gulf Business Park
  Center..........................  Garden Grove, CA               1986             189,526          .64            93
Pacific Gulf Commerce Park........  Hayward, CA                  1972-74            193,358          .64            93
La Mirada Business Center.........  La Mirada, CA                  1975              82,010          .57            89
Miramar Business Center(1)........  Miramar, CA                    1981             186,022          .69           100
Etiwanda Distribution Center......  Ontario, CA                    1991             576,327          .31           100
PGP Distribution Center...........  Rancho Bernardo, CA            1990             215,502          .52           100
Crescent Business Center..........  Rancho Cucamonga, CA           1981             136,066          .39           100
Golden West Industrial Park.......  Rancho Cucamonga, CA           1990             296,821          .39            92
Riverview Industrial Park.........  San Bernardino, CA             1980             297,180          .26           100
Bay San Marcos....................  San Marcos, CA                 1988             121,768          .43           100
San Marcos Commerce Center........  San Marcos, CA                 1985              72,050          .44           100
Harbor Business Park..............  Santa Ana, CA                1974-76            193,136          .60            96
Harbor Warner Business Park.......  Santa Ana, CA                1974-76            127,836          .61            92
Bell Ranch Industrial Park........  Santa Fe Springs, CA           1981             128,640          .29           100
Vista Distribution Center.........  Vista, CA                      1990             356,800          .39           100
PGP Distribution Center...........  Woodland, CA                   1986             570,000          .18           100
North County Business Center......  Yorba Linda, CA              1987-89            105,516          .57            89
PGP Distribution Center...........  Algona, WA                     1988             200,401          .34           100
Seattle I.........................  Seattle, WA                    1968              42,240          .42           100
Seattle II........................  Seattle, WA                    1981              64,077          .57           100
Seattle III.......................  Seattle, WA                    1981              78,720          .56           100
Pacific Gulf Business Park........  Tukwila, WA                  1975-79            475,629          .54            97
                                                                                  ---------                        ---
  Sub-Total or Weighted Average...                                                7,665,398                         97%
                                                                                  =========                        ===
Industrial Property Rehabilitation
Warehouse/Distribution............  San Diego, CA             April 1998(2)         375,919           NA            NA
Warehouse/Distribution............  Algona, WA               November 1997(2)       263,155           NA            NA
                                                                                  ---------
  Sub-Total or Weighted Average...                                                  639,074
                                                                                  =========

Industrial Property Development
Warehouse/Distribution............  Lake Forest, CA           April 1998(2)         203,500           NA            NA
Business Park.....................  Lake Forest, CA            July 1998(2)         230,000           NA            NA
Warehouse/Distribution............  City of Industry, CA     December 1997(2)        56,000           NA            NA
Warehouse/Distribution............  San Diego, CA             April 1998(2)          88,000           NA            NA
                                                                                  ---------
  Sub-Total or Weighted Average...                                                  577,500
                                                                                  =========

---------------

(1) Subject to a ground lease expiring in July 2035.

(2) Estimated.

     The following table shows scheduled lease expirations for all leases for the Industrial Properties (excluding properties under development) as of September 30, 1997. The Company has leases covering leasable square feet that are on a month-to-month basis and are therefore not included in the table below.

                                                 GROSS LEASABLE      ANNUAL BASE     PERCENTAGE OF     PERCENTAGE
                                  NUMBER OF          AREA OF           RENT OF       GROSS LEASABLE    ANNUAL BASE
          PROPERTY             LEASES EXPIRING   EXPIRING LEASES   EXPIRING LEASES   AREA EXPIRING    RENT EXPIRING
-----------------------------  ---------------   ---------------   ---------------   --------------   -------------
1997 (4th Quarter)...........        131              445,595        $ 2,606,462            6.4%            7.7%
1998.........................        412            1,959,465         10,514,778           28.0            31.0
1999.........................        230            1,086,933          6,018,930           15.5            17.7
2000.........................        115            1,049,546          5,012,377           15.0            14.8
2001.........................         56              679,314          3,385,085            9.7             9.9
2002.........................         26            1,272,177          3,973,502           18.2            11.7
2003.........................          9              199,030          1,088,240            2.8             3.2
2004.........................          1               90,400            469,284            1.3             1.4
2005.........................          1               11,520             57,600            0.1             0.2
2006 and thereafter..........          2              208,090            797,556            3.0             2.4
                                     ---            ---------        -----------          -----           -----
          Totals.............        983            7,002,070        $33,923,814          100.0           100.0%
                                     ===            =========        ===========          =====           =====

MULTIFAMILY PROPERTIES

     The Company invests primarily in two types of multifamily apartment communities: communities oriented to family-style living and communities for active seniors ages 55 and older.

     The Company focuses on family-style apartment communities with greater concentrations of two- and three-bedroom units with rents affordable by middle-income families. The Company believes that there is a strong demand among middle-income families for affordable rental housing such as that offered by the Company.

     The Company also focuses on active senior housing for individuals ages 55 and older, where seniors can be involved in activities, social gatherings and other types of entertainment with residents of their own age group. The Company offers no assisted living or related services; the Company's properties are oriented to those seniors interested in renting versus owning and who are able to care for themselves. The Company believes that the senior population will continue to grow and that the market for rental housing for active seniors will be strong. In addition, management believes that active senior housing typically has lower operating and management costs due to lower tenant turnover.

     Each of the Multifamily Properties provides tenants with attractive amenities, including a swimming pool (except Inn at Laguna Hills) and clubhouse, and many include jacuzzis, tennis courts, sports courts and saunas. Many offer additional features such as vaulted ceilings, fireplaces, washers and dryers, cable television and limited access gates. None of the Multifamily Properties currently are subject to rent control or rent stabilization regulations. However, certain of these properties are subject to restrictions based upon tax-exempt loan requirements, such as providing a percentage of units to low income tenants. There can be no assurances that rent control or rent stabilization regulations will not be imposed in the future.

     The following table presents information concerning the Multifamily Properties, including average gross scheduled rents per unit and percentage of units occupied as of September 30, 1997:

                                                                                              AVERAGE    AVERAGE
                                                                          DATE               UNIT SIZE   RENT PER
               MULTIFAMILY PROPERTY                      LOCATION      CONSTRUCTED   UNITS   (SQ. FT.)     UNIT     OCCUPANCY
--------------------------------------------------   ----------------  -----------   -----   ---------   --------   ---------
Daisy 5(1)(2).....................................   Covina, CA            1977         38       897       $724         87%
Daisy 7(1)(2).....................................   Diamond Bar, CA       1978        204       950        798         95
Morningview Terrace(3)(4).........................   Escondido, CA         1986        326       649        579         97
Terrace Gardens(3)(4).............................   Escondido, CA         1985        225       781        573         97
Inn at Laguna Hills(3)............................   Laguna, CA            1994        140       500        610         98
Daisy 19(2).......................................   Ontario, CA           1983        125     1,019        738         96
Daisy 20(2).......................................   Ontario, CA           1982        155     1,000        671         92
Sunnyside II(2)(3)................................   Ontario, CA           1983         60       493        490         95
Sunnyside III(2)(3)...............................   Ontario, CA           1985         84       508        508         88
Raintree(1).......................................   Ontario, CA           1984        165       846        578         90
Sunnyside I(2)(3).................................   San Dimas, CA         1984        164       495        522         88
Daisy 12(1)(2)....................................   San Dimas, CA         1979        102       952        707         89
Daisy 17(1)(2)....................................   San Dimas, CA         1981        156       962        712         89
Lariat(1)(2)......................................   San Dimas, CA         1981         30       970        774         93
Park Place........................................   Santa Ana, CA         1990        196       799        658         94
Applewood.........................................   Santa Ana, CA         1972        406       801        716         96
Daisy 16(1)(2)....................................   West Covina, CA       1981        250       986        729         97
Waterhouse........................................   Beaverton, OR         1990        279       937        673         92
Holly Ridge.......................................   Burien, WA            1987        146       946        665         97
Lora Lakes........................................   Burien, WA            1987        234       907        644         95
Fulton's Crossing.................................   Everett, WA           1986        256       803        568         98
Fulton's Landing..................................   Everett, WA           1988        248       745        548         98
Heatherwood(1)....................................   Federal Way, WA       1985        368       741        556         96
Hampton Bay.......................................   Kent, WA              1987        304       884        663         98
                                                                                     -----                             ---
        Sub-Total or Weighted Average.............                                   4,661                              95%
                                                                                     =====                             ===

         MULTIFAMILY PROPERTY DEVELOPMENT
--------------------------------------------------
Rancho Santa Margarita Senior Community...........   Rancho Santa            NA        166       600         NA         NA
                                                     Margarita, CA

---------------
(1) Under rehabilitation.

(2) Owned by PGP Inland Communities, L.P., a limited partnership in which the Company has a minimum 78% equity interest, full management and control, and the right to 100% of cash flow until certain net operating income levels are achieved.

(3) Properties serving active senior tenants (individuals ages 55 and older).

(4) Owned by Terrace Gardens-PGP, L.P. and Morning View Terrace-PGP, L.P., limited partnerships in which the Company has minimum equity interests of 60% and 58%, respectively, and full management and control.

                                  UNDERWRITING


     Prudential Securities Incorporated, BancAmerica Robertson Stephens and A.G. Edwards & Sons, Inc. (collectively, the "Underwriters") have severally agreed, subject to the terms and conditions contained in the underwriting agreement (the "Underwriting Agreement"), to purchase from the Company the shares of Common Stock set forth below opposite their respective names. The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby, if any are purchased.



                                                                                NUMBER OF
                                   UNDERWRITER                                    SHARES
    --------------------------------------------------------------------------  ----------
    Prudential Securities Incorporated........................................   1,416,668
    BancAmerica Robertson Stephens............................................   1,416,666
    A.G. Edwards & Sons, Inc..................................................   1,416,666
                                                                                 ---------
         Total................................................................   4,250,000
                                                                                 =========



     The Underwriters have advised the Company that they propose to offer the shares of Common Stock initially at the public offering price set forth on the cover page of this Prospectus Supplement, that the Underwriters may allow to selected dealers a concession of $0.62 per share and that such dealers may reallow a concession of $0.10 per share to certain other dealers. After the public offering, the offering price and concessions may be changed by the Underwriters.


     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 637,500 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this Prospectus Supplement. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to each Underwriter's name in the preceding table bears to 4,250,000.

     The Company has agreed to indemnify the Underwriters and to contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.


     The Company and its directors and executive officers have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company, or any securities convertible into, or exchangeable or exercisable for, any shares of Common Stock or other capital stock of the Company for a period of 90 days from the date of this Prospectus Supplement, without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters, except, among other things, (i) pursuant to this Offering and (ii) for issuances pursuant to the Company's Dividend Reinvestment Plan and issuances pursuant to the Company's 1993 Share Option Plan, and for issuances to Five Arrows of Class A Preferred Stock and Class B Preferred Stock pursuant to purchase agreements entered into as of December 31, 1996 and May 27, 1997. Prudential Securities may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such lock-up agreements.


     In connection with the Offering, certain Underwriters (and selling group members, if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 637,500 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or selling group member participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California and Piper & Marbury L.L.P., Baltimore, Maryland. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                                    EXPERTS

     The financial statements for Pacific Gulf Properties Inc. and the Predecessor Multifamily and Industrial Operations included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated by reference in the accompanying Prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing therein and has been so included in reliance upon the report given upon their authority as experts in accounting and auditing.

                                                   This filing is made pursuant
                                                   to Rule 424(b)(2) under the
                                                   Securities Act of 1933 in
                                                   connection with Registration
PROSPECTUS                                         No. 333-23611
--------------------------------------------------------------------------------

                                  $250,000,000

                          PACIFIC GULF PROPERTIES INC.
LOGO           Common Stock, Preferred Stock, Debt Securities and
                   Warrants to Purchase the Above Securities
--------------------------------------------------------------------------------

     Pacific Gulf Properties Inc. (the "Company") may offer and issue from time to time (i) its debt securities (the "Debt Securities"), (ii) shares of its common stock, par value $.01 per share (the "Common Stock"), (iii) shares of its preferred stock, par value $.01 per share (the "Preferred Stock"), and (iv) warrants to purchase Debt Securities, Common Stock or Preferred Stock (the "Warrants"). The Debt Securities, Common Stock, Preferred Stock and Warrants are herein collectively referred to as the "Securities," with an aggregate public offering price not to exceed $250,000,000. The Securities may be offered in one or more separate classes or series, in amounts and at prices and terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement"). Any Securities may be offered with other Securities or separately. Debt Securities or Preferred Stock may be convertible into shares of Common Stock.

     Certain terms of any Debt Securities in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement including, without limitation, the specific designation (including whether such Debt Securities are senior or subordinated and whether such Debt Securities are convertible), aggregate principal amount, purchase price, maturity, interest rate (which may be fixed or variable) and time of payment of interest (if any), terms (if any) for the subordination, redemption or conversion thereof, listing (if any) on a securities exchange and any other specific terms of the Debt Securities. Certain terms of any Preferred Stock in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement including, without limitation, the designation, number of shares, liquidation preference, purchase price, dividend, voting, redemption and conversion provisions and any listing on a securities exchange. Certain terms of any Warrants in respect of which this Prospectus is being delivered will be set forth in the accompanying Prospectus Supplement, including the specific designation, number, duration, purchase price and terms thereof, any listing of the Warrants or the underlying securities on a securities exchange and any other terms in connection with the offering, sale and exercise of the Warrants, as well as the terms on which and the securities for which such Warrants may be exercised. In addition, terms of the Securities may include limitations on direct and beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes. The specific number of shares of Common Stock and issuance price per share will be set forth in the applicable Prospectus Supplement.

     The Company may sell all or a portion of any offering of its securities directly, through agents designated from time to time, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Securities.

     SEE "RISK FACTORS" BEGINNING AT PAGE 5 OF THIS PROSPECTUS FOR CERTAIN RISK FACTORS RELEVANT TO AN INVESTMENT IN THE SECURITIES.
--------------------------------------------------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this Prospectus is November 17, 1997

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the content of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of the contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by that reference and the exhibits to the Registration Statement. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement, the exhibits to the Registration Statement, and the documents incorporated by reference into the Registration Statement, which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of fees prescribed by the Commission.

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. These reports, proxy and information statements, and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 13th Floor, 7 World Trade Center, New York, New York 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are publicly available though the Commission's web site (http://www.sec.gov). The Common Stock is traded on the New York Stock Exchange, Inc. ("NYSE"). The reports, proxy and information statements and other information can also be inspected at the offices of NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     There are incorporated herein by reference the following documents heretofore filed by the Company under the Exchange Act with the Commission.

          (a) The Company's Annual Reports on Form 10-K, for its fiscal year ended December 31, 1996;

          (b) The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 1997;

          (c) The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 1997;

          (d) The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1997;

          (e) The Company's Current Reports on Form 8-K, dated January 17, 1997 (Form 8-K/A), January 21, 1997, February 18, 1997, April 18, 1997, May 29,
     1997 June 10, 1997, June 26, 1997, August 1, 1997 and October 31, 1997; and

          (f) The description of the Company's Common Stock and 8.375% Convertible Subordinated Debentures due 2001 contained in its Registration Statement on Form 8-A/A filed with the Commission, on January 25, 1994 (file no. 1-12546) and on Form 8-A filed with the Commission on October 29, 1996 (file no. 1-12708).

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus, and to be a part hereof from the date of filing such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement, this Prospectus, and any applicable Prospectus Supplement to the extent that a statement contained in the Registration Statement, this Prospectus, any applicable Prospectus Statement or any other subsequently filed document that is also incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a Prospectus is delivered, upon written or oral request of that person, a copy of any document incorporated herein by reference (other than exhibits to those documents unless the exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates by reference). Written or oral requests should be directed to Stockholder Relations, Pacific Gulf Properties Inc., 4220 Von Karman Avenue, Newport Beach, California 92660; telephone (714) 223-5000.

                                  THE COMPANY

     The Company, a self-administered and self-managed equity REIT, owns, operates, leases, acquires, rehabilitates and develops industrial and multifamily properties. The Company's properties are located in California and the Pacific Northwest, with the largest concentration in Southern California. The Company focuses on the industrial and multifamily properties in this geographic region due to management's extensive experience in these property types and markets and management's belief that these markets present potential for long-term economic growth. The Company currently owns a portfolio of 34 operating industrial properties, containing an aggregate of 8.2 million leasable square feet, two industrial properties being rehabilitated containing approximately 639,000 leasable square feet and four industrial properties being developed that will contain approximately 578,000 leasable square feet (the "Industrial Properties"). The Company also owns a portfolio of 24 operating multifamily properties, which includes 18 apartment communities containing 3,662 units, six active senior apartment communities containing 999 units and one active senior apartment community being developed that contains 166 apartment units (the "Multifamily Properties," and collectively with the Industrial Properties, the "Properties"). As of September 30, 1997, the operating Industrial Properties and Multifamily Properties then owned by the Company experienced occupancy rates of 97% and 95%, respectively.

     Management believes that focusing on two property types allows the Company greater investment opportunities and flexibility than would be available by investing in only one property type. Apartments have shorter term leases than industrial properties and, hence, apartment rental income reacts more quickly to changes in economic conditions. Lease income on industrial properties reacts more slowly to changes in the economy due to longer term leases on such properties. The values of these two property types and the opportunities they present for growth are affected by the timing of such rental adjustments. This distinction, along with other market factors that impact the demand for multifamily and industrial properties differently, provides the Company with more flexibility in implementing its investment, disposition and property management strategies.

     The Company seeks to maximize cash flow by increasing net operating income (rental property income less rental property expenses) from existing properties, making accretive acquisitions of additional operating properties in its geographic markets, rehabilitating acquired and existing properties and developing other properties.

     The Company's Common Stock is listed on the NYSE under the symbol "PAG." The Company was incorporated in Maryland in August 1993. The Company's executive offices are located at 4220 Von Karman Avenue, Newport Beach, California 92660, and its telephone number is (714) 223-5000. Unless the context otherwise requires, as used herein the term "Company" includes Pacific Gulf Properties Inc. and its consolidated subsidiaries and partnerships.

                                USE OF PROCEEDS

     Unless otherwise described in any Prospectus Supplement that accompanies this Prospectus, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which may include acquiring additional properties or interests in entities owning properties as suitable opportunities arise, making improvements to properties, repaying certain then-outstanding secured or unsecured indebtedness and for working capital. Pending such uses, the Company may invest such net proceeds in short-term, income-producing investments such as investment grade commercial paper, government securities or money market funds that invest in government securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratios of earnings to fixed charges for the Company and for the predecessor to the Company prior to February 18, 1994.

                                                     SEPTEMBER 30,        YEAR ENDED DECEMBER 31,
                                                     -------------   ----------------------------------
                                                         1997        1996   1995    1994    1993   1992
                                                     -------------   ----   -----   -----   ----   ----
Ratio of Earnings to Fixed Charges.................      1.75x        --    1.12x   1.26x    --     --

     Earnings for the year ended December 31, 1996 were inadequate to cover fixed charges by approximately $.2 million as a result primarily of the non-cash charge of $3.6 million relating to the Company's exchange of debentures for common stock. The ratio of earnings to fixed charges excluding this $3.6 million non-cash items is 1.18 to 1.

     For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income excluding non-recurring and extraordinary items, the effects of discontinued operations, the cumulative effect of accounting changes and fixed charges. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing costs.

     Prior to completion of the Company's initial public offering in February 1994, the predecessor of the Company operated in a highly leveraged manner. As a result, although the Company and the predecessor have historically generated positive net cash flow, the financial statements of the predecessor show net losses for the periods prior to February 1994. Consequently, the computation of the ratio of earnings to fixed charges for such periods indicate that earnings were inadequate to cover fixed charges by approximately $1.6 million and $2.3 million for the years ended December 31, 1993 and 1992, respectively.

                                  RISK FACTORS

     Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus and the applicable Prospectus Supplement before purchasing Securities. This Prospectus and the accompanying Prospectus Supplement include certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future, including such matters as future capital expenditures, dividends and acquisitions (including the amount and nature thereof), the use of proceeds of the offering of the Securities, expansion and other development trends of the real estate industry, business strategies, expansion and growth of the Company's operations and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed below, general economic and business conditions, the business opportunities that may be presented to and pursued by the Company, and changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those anticipated in the forward-looking statements.

DEBT FINANCING; RISK OF RISING INTEREST RATES

     The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, that the Company will not be able to refinance existing indebtedness, or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. As of September 30, 1997, the Company had outstanding approximately $33.6 million of unsecured indebtedness and $32.1 million of indebtedness secured by certain of its Properties.

     If prevailing interest rates or other factors at the time of a refinancing result in higher interest rates on refinancing, the Company's interest expense would increase, which would adversely affect the Company's cash provided by operating activities and its ability to maintain or improve its Properties or to make distributions or payments to holders of its securities. In addition, in the event the Company were unable to secure refinancing of such indebtedness on acceptable terms, the Company might be forced to dispose of properties upon disadvantageous terms, which might result in losses to the Company and might adversely affect the Company's cash flow or operating results. In addition, if a property or properties are mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the property could be foreclosed upon by or otherwise transferred to the mortgagee with a consequent loss of income and asset value to the Company.

     As of September 30, 1997, certain of the Properties were subject to variable rate mortgage indebtedness. At that date, the weighted average interest rate on such outstanding indebtedness was 7.7%. An increase in interest rates will have an adverse effect on the Company's net income and results of operations.

RISKS OF ACQUISITION AND DEVELOPMENT ACTIVITIES

     The Company intends to actively continue to acquire Industrial and Multifamily Properties. Acquisitions of such properties entail risks that investments will fail to perform in accordance with expectations. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general real estate investment risks associated with any new real estate investment.

     The Company has also recently begun to pursue Industrial and Multifamily residential property development projects. Such projects generally require various governmental and other approvals, the receipt of which cannot be assured. Such development activities entail certain risks, including the expenditure of funds on and devotion of management's time to projects which may not come to fruition; the risk that construction costs of a project may exceed original estimates, possibly making the project not economical; the risk that occupancy rates and rents at a completed project will be less than anticipated; and the risk that expenses at a completed development will be higher than anticipated. These risks may result in a development project causing a reduction in cash flow or operating results or the funds available for distribution.

GENERAL REAL ESTATE INVESTMENT RISKS

     Real property investments are subject to a variety of risks. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the Properties do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to make distributions to its stockholders will be adversely affected. The performance of the economy in each of the areas in which the Properties are located affects occupancy, market rental rates and expenses and, consequently, has an impact on the income from the Properties and their underlying values. The financial results of major local employers may have an impact on the cash flow and value of certain of the Properties.

     Increases in income, service or other taxes generally are not passed through to tenants under leases and may adversely affect the Company's cash flow or operating results and its ability to make distributions to stockholders. Similarly, compliance with current federal, state or local laws, or changes in such laws, including (i) laws increasing the potential liability for environmental conditions existing on properties or the restrictions on discharges or other conditions, (ii) rent control or rent stabilization laws or other laws regulating housing or (iii) laws (such as the Americans with Disabilities Act) requiring modifications to existing buildings to improve access to such buildings by disabled persons, may result in significant unanticipated expenditures, which would adversely affect the Company's cash flow or operating results and its ability to make distributions to stockholders.

LACK OF GEOGRAPHIC DIVERSIFICATION

     The Properties are located in California and the Pacific Northwest, with the largest concentration in Southern California. Income from the Properties may be adversely affected by the general economic climate, local economic conditions in which the Properties are located, such as an oversupply of space or a reduction in demand for rental space, the attractiveness of the Properties to tenants, competition from other available space, the ability of the Company to provide the adequate maintenance and insurance and increased operating expenses. There is also the risk that as leases on the Properties expire, tenants will enter into new leases on terms that are less favorable to the Company. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., ADA and tax laws), interest rate levels and the availability of financing. In addition, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

AFFORDABLE HOUSING LAWS

     Certain of the Company's Multifamily Properties are, and will be in the future, subject to federal, state and local statutes or other restrictions requiring that a percentage of apartment homes be made available to residents whose incomes do not exceed a certain percentage of the local median. These laws and regulations, as well as any changes thereto making it more difficult to meet such requirements, or a reduction in or elimination of certain financing advantages available to those persons satisfying such requirements, could adversely affect the Company's profitability and its ability to develop certain communities in the future.

     A certain amount of the Properties are financed by tax-exempt financing. The tax-exempt financing subjects these Properties to certain deed restrictions and restrictive covenants. In addition, the Internal Revenue Code of 1986, as amended, (the "Code") and the regulations promulgated thereunder impose various restrictions, conditions and requirements relating to the exclusion from gross income for Federal income tax purposes of interest on qualified bond obligations, including requirements that at least 20% of apartment units be occupied by residents with gross incomes that do not exceed 50% of the median income for the applicable family size as determined by the Housing and Urban Development Department of the Federal government. In addition to Federal requirements, certain state and local authorities may impose additional rental restrictions. The bond compliance requirements and the requirements of any future tax-exempt bond financing utilized by the Company may have the effect of limiting the Company's income from the tax-exempt median income test. If the required number of apartment homes are not reserved form residents satisfying these income requirements, the tax-exempt status of the bonds may be terminated, the obligations of the Company under the bond documents may be accelerated and other contractual remedies against the Company may be available.

COMPETITION

     Numerous industrial and residential properties compete with the Properties in attracting tenants to lease space. Some of these competing properties are newer, better located or better capitalized than the Properties. The number of competitive properties in a particular area could have a material effect on the Company's ability to lease space in its Properties or at newly developed or acquired properties and on the rents charged.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs or removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and injuries to persons and property.

     Certain environmental laws impose liability for any release of asbestos-containing materials ("ACMs") into the air. In addition, third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to ACMs released from such properties. Limited quantities of ACMs are present in various building materials such as floor coverings, ceiling texture material, acoustical tiles and decorative treatments located at certain Properties. The ACMs present at such Properties are generally in good condition, and possess low probabilities for unintentional disturbance. The Company has implemented operations and maintenance plans for Properties where ACMs are present or reasonably suspected. It is the Company's general policy that ACMs will be removed by the Company in the ordinary course of renovation and construction.

     Moreover, there may be potential liability associated with lead-based paint arising from lawsuits alleging personal injury and related claims. Typically, the existence of lead paint is more of a concern in residential units than in commercial properties. Although a structure built prior to 1978 may contain lead-based paint and may present a potential for exposure to lead, structures built after 1978 are not likely to contain lead-based paint. Although the Company's existing Multifamily Properties have not been tested for lead-based paint, the majority were constructed after 1978, and therefore are not likely to contain lead-based paint.

     The Company also recognizes that the Properties' values may be affected by the proximity of the Properties to electric transmission lines. Electric transmission lines are one of many sources of electro-magnetic fields ("EMFs") to which people may be exposed. Research completed regarding potential health concerns associated with exposure to EMFs has produced inconclusive results. Notwithstanding the lack of conclusive scientific evidence, some states now regulate the strength of electric and magnetic fields emanating from electric transmission lines, and other states have required transmission facilities to measure for levels of EMFs. The Company understands that, on occasion, lawsuits have been filed (primarily against electric utilities) that allege personal injuries from exposure to transmission lines and EMFs, as well as from fear of adverse health effects due to such exposure. This fear of adverse health effects from transmission lines has been considered both when property values have been determined to obtain financing, and in condemnation proceedings. The Company has not searched for electric transmission lines near the Properties, but the Company is aware of the potential exposure to damage claims by persons exposed to EMFs.


     Each of the Properties, as well as the Probable Acquisitions and the Possible Acquisitions, has been subjected to a Phase I or similar environmental assessment. These assessments, completed by licensed and qualified independent environmental consulting companies, usually are completed without radon testing, and involve general inspections without soil sampling or groundwater analysis. Some of such properties have been subject to a limited subsurface investigation, and, with respect to the Properties, in some cases limited remediation. While these environmental assessments have not revealed any significant environmental liability, no assurances can be given that such assessments would reveal all such liabilities or that any required remediation would not be material. Similarly, while the Company's management is not aware of any environmental liability that it believes would have a material adverse effect on the Company's business, assets or results of operations, no assurances can be given that either a material environmental condition does not otherwise exist as to any one or more of the Properties, or that a prior owner of any of the Properties did not create any such condition not known to the Company.


GENERAL UNINSURED LOSSES

     The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance for each of its Properties, with policy specifications, limits and deductibles customarily carried for similar properties. However, certain types of extraordinary losses exist which are either uninsurable or not economically insurable. Further, all of the Properties are located in areas subject to earthquake activity. Although the Company has obtained certain limited earthquake insurance policies, should one or more of the Properties sustain damage as a result of an earthquake, the Company may sustain losses due to insurance deductibles and co-payments on insured or uninsured losses.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

     Tax Liabilities Upon Failure to Qualify as a REIT. The Company has made the election to be treated for Federal income tax purposes as a REIT under the Code. No assurance can be given that the Company will operate in a manner enabling it to remain so qualified. Qualification as a REIT involves the application of numerous highly technical and complex Code provisions which have only a limited number of judicial or administrative interpretations, and the determination of various factual matters and circumstances not entirely within the Company's control may impact its ability to qualify as a REIT. See "Federal Income Tax Considerations." In addition, no assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to REIT qualification or the Federal income tax consequences of such qualification, possibly with retroactive effect.

     If in any taxable year the Company does not qualify as a REIT, it would be taxed as a regular corporation and distributions to its stockholders would not be deductible by the Company in computing its taxable income. In addition, unless entitled to relief under certain statutory provisions, the Company would also be disqualified from REIT treatment for the four taxable years following the year during which qualification was lost. This treatment would significantly reduce the funds available for investment, distribution or payment to holders of Securities because of the additional tax liability of the Company for the year or years involved. In addition, the Company would no longer be required by the Code to make any distributions.

     To qualify as a REIT, the Company is required to distribute at least 95% of its taxable income to its stockholders each year. Possible timing differences between receipt of income and payment of expenses, and the inclusion and deduction of such amounts in determining taxable income, could require the Company to borrow funds or dispose of assets in order to pay dividends, or to reduce its dividends below the level necessary to maintain its qualification as a REIT, which would have material adverse tax consequences.

     Other REIT Taxes. Certain transactions or other events could lead to the Company being taxed at rates ranging from 4% to 100% on certain income or gains. See "Federal Income Tax Considerations."

DEPENDENCE ON KEY PERSONNEL

     The Company's management has substantial experience in acquiring, managing and financing industrial and multifamily properties. The Company believes that its success will depend in significant part upon the efforts of such persons and that it may be difficult to replace such persons with individuals having comparable experience.

ISSUANCE OF SHARES MAY ADVERSELY AFFECT MARKET PRICE OF COMMON STOCK AND DILUTE PER SHARE AMOUNTS AVAILABLE FOR DISTRIBUTION

     Future issuances of substantial amounts of Common Stock upon conversion of the Company's 8.375% Convertible Subordinated Debentures (the "Debentures") could adversely affect the market price for the Common Stock and dilute per share amounts available for distribution to stockholders. An aggregate of $56.6 million in principal amount of Debentures, convertible into an aggregate of 3,036,710 additional shares of Common Stock, was issued by the Company in February 1994. In December 1996, the Company consummated an exchange offer pursuant to which it issued an aggregate of 2,440,002 shares of Common Stock in exchange for $42.1 million in principal amount of Debentures (at a rate of 58 shares of Common Stock for each $1,000 principal amount of Debentures). An aggregate of $12.8 million in principal amount of Debentures is outstanding as of September 30, 1997. The Debentures are convertible at any time at the election of the holders at a rate of 53.6986 shares of Common Stock per $1,000 principal amount of Debentures, resulting in 685,409 issuable shares.

                          DESCRIPTION OF CAPITAL STOCK

     The summary of the terms of the Company's Capital stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation and Bylaws of the Company.

GENERAL

     The Articles of Incorporation of the Company provide that the Company may issue up to 60,000,000 shares of capital stock, consisting of 25,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), 30,000,000 shares of excess stock, par value $.01 per share (the "Excess Stock"), and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). As of September 30, 1997, 14,295,454 shares of Common Stock were issued and outstanding. On December 31, 1996, the Company entered into an agreement to issue 1,351,351 shares of Class A Senior Cumulative Convertible Preferred Stock to an institutional investor on or before December 31, 1997. In May 1997 the Company entered into an agreement to issue and sell 1,411,765 shares of Class B Senior Cumulative Convertible Preferred Stock to the same institutional buyer on or before December 31, 1997. Under Maryland law, stockholders generally are not liable for a corporation's debts or obligations.

COMMON STOCK

     Any shares of Common Stock offered hereby by the Company will be issued and delivered upon receipt of payment. Subject to the preferential rights of any other shares or series of capital stock holders of Common Stock will be entitled to receive distributions on such shares if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor, and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

     The Company commenced quarterly distributions on its Common Stock on April 15, 1994, and intends to continue making quarterly distributions on the outstanding shares of Common Stock.

     Subject to the matters discussed under "Certain Provisions of Maryland Law and of the Company's Articles of Incorporation and Bylaws -- Control Share Acquisitions," each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of such Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a plurality of the outstanding Common Stock can elect all of the directors then standing for election and the holders of the remaining Common Stock will not be able to elect any directors.

     Holders of Common Stock have no conversion, sinking fund, redemption rights or preemptive rights to subscribe for any securities of the Company.

     All shares of Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

     Pursuant to the Maryland General Corporation Law (the "MGCL"), a corporation generally cannot dissolve, amend its Articles of Incorporation, merge, transfer all or substantially all of its assets, engage in a share exchange or engage in certain similar fundamental transactions unless recommended by the Board of Directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's Articles of Incorporation. The Company's Articles of Incorporation require the affirmative vote of stockholders holding at least a majority of all the votes entitled to be cast on such matters. In addition, a number of other provisions of the MGCL could have a significant effect on the Common Stock and the rights and obligations of holders thereof. See "Certain Provisions of Maryland Law and of the Company's Articles of Incorporation and Bylaws."

     The transfer agent and registrar for the Common Stock is Harris Trust Company of California.

     Purchasers of Common Stock will be subject to the restrictions on ownership and transfer of the capital stock of the Company described below under the heading "Ownership and Transfer Restrictions and Redemption Provisions." Such provisions could affect a purchaser's ability to vote, to receive dividend and other distributions, to convert or to otherwise obtain the benefit of Securities.

CLASS A SENIOR CUMULATIVE CONVERTIBLE PREFERRED STOCK

     On December 31, 1996, the Company entered into an agreement to issue 1,351,351 shares of Class A Senior Cumulative Convertible Preferred Stock (the "Class A Preferred Shares") to Five Arrows Realty Securities L.L.C. ("Five Arrows") at a price of $18.50 per share. The Company is obligated to issue the Class A Preferred Shares over the course of 1997 in a maximum of three separate issuances, the timing of which may be specified by the Company. On April 3, 1997, the Company consummated the first of these closings and sold to Five Arrows 270,270 Class A Preferred Shares pursuant to such agreement for an aggregate purchase price of $5 million. Management believes the issuance of Class A Preferred Shares will provide the Company with ready access to additional capital in order to complete additional acquisitions or to provide additional working capital.

     The holders of the Class A Preferred Shares and the holders of the Common Stock vote together as a single class. Each Class A Preferred Share is convertible into one share of Common Stock, subject to adjustment upon certain events. The annual dividend per share on the Class A Preferred Shares is (i) $1.70 from the date of issuance until December 31, 1997, and (ii) the greater of $1.70 or 104% of the then-current dividend on the Common Stock thereafter. The liquidation preference of the Class A Preferred Shares is $18.50 per share, plus an amount equal to any accumulated, accrued and unpaid dividends. The Company may redeem the Class A Preferred Shares beginning on December 31, 2001 for cash in an amount equal to $18.50 per Class A Preferred Share plus accrued and unpaid dividends and plus a premium initially equal to 6.0% of $18.50. This premium decreases to zero after December 31, 2009.

     The Company has granted to Five Arrows, for as long as Five Arrows maintains its ownership of either all of the Class A Preferred Shares or an amount of voting securities that, if converted into Common Stock, would exceed 10% of the outstanding Common Stock, a seat on the Company's Board of Directors. In addition, upon the occurrence of the failure of the Company to pay a quarterly dividend on the Common Stock in an amount of at least $.40 per share, the failure of the Company to meet certain earnings before interest, depreciation and amortization budgets for three consecutive quarters or the failure of the Company to pay accrued dividends on the Class A Preferred Shares, Five Arrows would be granted one additional seat on the Board.

     If a Change in Control or Put Event (each, as defined below) occurs as a result of the voluntary (and not legally compelled) act, omission or participation of the Company, which act, omission, or participation the Company had the discretion under existing laws and regulations to refrain from, then each holder of Class A Preferred Shares will have the right to require the Company to redeem such holder's of Class A Preferred Shares at a redemption price payable in cash in an amount equal to 102% of the Liquidation Value thereof, plus accrued and unpaid dividends whether or not declared, if any, to the date of purchase or the date that payment is made available. If a Change of Control or Put Event occurs that is not the result of such voluntary act, omission or participation of the Company, the Company may elect not to make the foregoing put payment in which event the Conversion Ratio shall be revised to the greater of (i) 75% of the then current Conversion Ratio so that each Class A Preferred Share will be convertible into 133% of the number of shares of Common Stock into which it would otherwise have been convertible and (ii) a fraction, the numerator of which is 75% of the then current market price and the denominator of which is $18.50.

     The following terms, as used herein, have the following meanings:

          "Change of Control" means each occurrence of any of the following: (i) the acquisition, directly or indirectly, by any individual or entity or group (as such term is used in Section 13(d)(3) of the Exchange Act of 1934, as amended (the "Exchange Act")) of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act, except that such individual or entity shall be deemed to have beneficial ownership of all shares that any such individual or entity has the right to acquire, whether such right is exercisable immediately or only after passage of time) of more than 25% of the aggregate outstanding voting power of capital stock of the Company;
     (ii) other than with respect to the election, resignation or replacement of the directors elected by Preferred Shareholders, during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a vote of 66 2/3% of the directors of the Company (excluding Preferred Directors) then still in office who were either directors at the beginning of such period, or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; and (iii) (A) the Company consolidates with or merges into another entity (the "Merger Entity") or conveys, transfers or leases all or substantially all of its respective assets (including, but not limited to, real property investments) to any individual or entity (the "Acquiring Entity", and, together with the Merger Entity, the "Successor Entity"), or (B) any corporation consolidates with or merges into the Company, which in either event (A) or (B) is pursuant to a transaction in which the outstanding voting capital stock of the Company is reclassified or changed into or exchanged for cash, securities or other property (unless the holders of the voting capital stock of the Company immediately prior to such transaction hold immediately after such transaction more than 50% of the outstanding voting capital stock of the Successor Entity.

          "Put Event" means each occurrence of any of (i) the Company fails to qualify as a real estate investment trust as described in Section 856 of the Internal Revenue Code of 1986, as amended, other than as a result of any action, or unreasonable failure to act, by any holder of Class A Preferred Shares; (ii) the Company becomes a "Pension-held REIT" as defined in Section 856(h)(3)(D) of the Internal Revenue Code of 1986, as amended, other than as a result of any action, or unreasonable failure to act, by the holders of Class A Preferred Shares; or (iii) the Company ceases to be engaged primarily in the business of owning and managing multi-family properties and/or industrial properties directly, or through subsidiaries, as carried on as of the date hereof and described in the Company's Annual Report on Form 10-K, as amended, as filed with the Securities and Exchange Commission for the year ended December 31, 1996.

     Five Arrows is prohibited from transferring any Class A Preferred Shares, or any shares of Common Stock into which such Class A Preferred Shares have been converted, until June 30, 1998. At that time, Five Arrows will have the right, subject to certain conditions, to demand the Company effect the registration under the Securities Act of 1933, as amended, of the Class A Preferred Shares or the shares of Common Stock into which such Class A Preferred Shares have been converted.

CLASS B SENIOR CUMULATIVE CONVERTIBLE PREFERRED STOCK

     In May 1997, the Company entered into a second agreement with Five Arrows to issue 1,411,765 shares of Class B Senior Cumulative Convertible Preferred Shares (the "Class B Preferred Shares") at a price of $21.25 per share over the course of 1997 in a maximum of three separate issuances, the timing of which may be specified by the Company. Since entering into this agreement, the Company has issued and sold to Five Arrows an aggregate of 705,882 Class B Preferred Shares for an aggregate purchase price of $15 million. Upon each issuance of Class B Preferred Shares, the Company is required to pay a transaction fee of $0.75 per share being issued. As part of this transaction, Five Arrows agreed to waive certain availability fees that were to be charged to the Company if all of the Class A Preferred Shares were not issued before July 1, 1997. Additionally, Five Arrows agreed that it would not transfer any Class A Preferred Shares or Class B Preferred Shares, or any shares of Common Stock into which such shares of Preferred Stock have been converted, until June 30, 1998. The terms of the Class B Preferred Shares are substantially similar to those of the Class A Preferred Shares, except that (i) the liquidation preference of the Class B Preferred Shares is $21.25 per share (plus accumulated, accrued and unpaid dividends) and
(ii) Five Arrows will not be entitled to designate any additional representatives to the Company's Board of Directors while it owns both the Class A Preferred Shares and the Class B Preferred Shares. See "Description of Capital Stock -- Class A Senior Cumulative Convertible Preferred Stock" above.

OWNERSHIP AND TRANSFER RESTRICTIONS AND REDEMPTION PROVISIONS

     For the Company to qualify as a REIT under the Code, not more than 50% in value of its issued and outstanding capital stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the shares of issued and outstanding capital stock of the Company must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (or during a proportionate part of a shorter taxable year). Because it is essential for the Company to qualify as a REIT, the Articles of Incorporation include certain provisions restricting the acquisition of the Company's capital stock, including Common Stock and Preferred Stock (the "Ownership Limit Provision").

     The Ownership Limit Provision provides that, subject to certain exceptions, no stockholder may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, more than the "Ownership Limit," which is equal to 9.8% in value or in number, whichever is more restrictive, of the issued and outstanding capital stock of the Company. The constructive ownership rules are complex and may cause capital stock owned directly or constructively by a group of related individuals or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% in value or in number of shares of the capital stock (or the acquisition of an interest in an entity which owns Common Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to constructively own in excess of 9.8% in value or in number of the issued and outstanding capital stock of the Company, and thus subject such capital stock to the Ownership Limit Provision. In addition, for these purposes, Common Stock that may be acquired upon conversion of Securities owned or deemed owned by an investor, but not other Common Stock, is deemed to be owned by the investor and outstanding prior to conversion, for purposes of determining the percentage of ownership of capital stock owned by that investor.

     The Board of Directors may waive the Ownership Limit Provision with respect to a particular stockholder if (i) such person is not an individual for purposes of applying the "five or fewer" rule described above, (ii) the Board of Directors obtains such representations and undertakings as are reasonably necessary to ascertain that no individual's actual or deemed ownership of capital stock will violate the Ownership Limit Provision, and (iii) such person agrees that, if an IRS Ruling Satisfactory to the Corporation (as defined below) has been obtained, a violation of such representations and undertakings will result in such capital stock being exchanged for Excess Stock. As a condition of such waiver, the Board of Directors may require a ruling from the IRS or an opinion of counsel satisfactory to it in its sole discretion as it may deem necessary or advisable in order to determine or ensure the Company's status as a REIT. The ability of the Board of Directors to waive the Ownership Limit Provision does not apply to a waiver that would result in capital stock being beneficially owned by fewer that 100 persons or that would result in a violation of the "five or fewer" rule discussed above. In connection with its acquisition of the Class A Preferred Shares and Class B Preferred Shares, Five Arrows has been given a limited waiver of the Ownership Limit Provision.

     The Articles of Incorporation provide that a transfer or other event that results in a person owning capital stock in excess of the Ownership Limit is null and void ab initio as to the intended transferee or purported owner, and the intended transferee or purported owner acquires or retains no rights or economic interest in those shares of capital stock. However, if the Company obtains a ruling by the IRS, that provides in form and substance satisfactory to the Board of Directors of the Company that the issuance by the Company of Excess Stock and the immediate conversion of the Common Stock or Preferred Stock into such Excess Stock will not cause the Company to fail to satisfy the requirements that must be met to qualify for treatment as a REIT (an "IRS Ruling Satisfactory to the Corporation"), capital stock purportedly owned, or deemed to be owned, or transferred to a person in excess of the Ownership Limit, will automatically be exchanged for Excess Stock that will be transferred, by operation of law, to a trust for the exclusive benefit of the transferee or transferees to whom the capital stock may ultimately be transferred (without exceeding the Ownership Limit). The Excess Stock will possess such terms, limitations and rights as set forth in Articles Supplementary adopted by the Board of Directors and filed of record with the Maryland State Department of Assessments and Taxation and as are necessary or prudent to enable the Company to obtain the IRS Ruling Satisfactory to the Corporation. It is anticipated that the proposed transferee or owner will not be entitled to vote, and will not be entitled to participate in any appreciation of, or any distributions made by the Company in respect of, such Excess Stock. It is also anticipated that any dividend or distribution paid on Excess Stock to a purported transferee or owner prior to discovery by the Company that such shares have become purportedly owned in violation of the Ownership Limit Provision shall be held for the benefit of the beneficiary of the trust in which such shares are held. In addition, the Company would have the right, for a period of 90 days, to purchase all or any portion of the Excess Stock at a price equal to the lesser of the price paid for the shares of capital stock by the intended transferee or owner and the closing market price for the shares of capital stock on the date the Company exercises its option to purchase the capital stock. This 90-day period commences on the date of the violative transfer of ownership if the intended transferee or owner gives notice of the transfer to the Company as required by the Articles of Incorporation, or the date the Board of Directors determines that a violative transfer has occurred if no such notice is provided.

     The Ownership Limit Provision will not be automatically removed even if the REIT provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the Board of Directors and the stockholders of the Company determine that it is no longer in the best interest of the Company to attempt to qualify, or to continue to qualify, as a REIT. Except as otherwise described above, any change of the Ownership Limit Provision would require an amendment to the Articles of Incorporation. Amendments to the Articles of Incorporation require recommendation by the Board of Directors and the affirmative vote of stockholders holding at least a majority of all the votes entitled to be cast on the matter. In addition to preserving the Company's status as a REIT, the Ownership Limit Provision may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.

     All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

     All persons who own a specified percentage (or more) of outstanding capital stock must file an affidavit with the Company containing information regarding their ownership of capital stock, as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage will be set between one-half of one percent and five percent, depending on the number of record holders of capital stock. In addition, each stockholder shall upon demand by the Company be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to comply with the provisions of the Code applicable to a REIT or to comply with the requirements of any taxing authority or government agency.

     The ownership limitations could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of capital stock might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The following description of terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. Certain other terms of any series of the Preferred Stock offered by any Prospectus Supplement will be described in such Prospectus Supplement. The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation and the Board of Directors' resolution or resolutions relating to each series of the Preferred Stock which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Preferred Stock.

     Subject to limitations prescribed by the MGCL and the Articles of Incorporation, the Board of Directors is authorized to issue shares of Preferred Stock in one or more series, to establish from time to time the number of shares of Preferred Stock to be included in any such series and to fix for any such series the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption. The Company is authorized to issue five million shares of Preferred Stock. On December 31, 1996, the Company entered into an agreement to issue 1,351,351 shares of Class A Senior Cumulative Convertible Preferred Stock to an institutional investor on or before December 31, 1997. In May 1997, the Company entered into an agreement to issue and sell 1,411,765 shares of Class B Senior Cumulative Convertible Preferred Stock to the same institutional investor on or before December 31, 1997. On April 3, 1997, the Company issued and sold 270,270 shares of Class A Senior Cumulative Convertible Preferred Stock to such institutional investor. Over the course of 1997, the Company has issued and sold an aggregate of 705,882 shares of Class B Senior Cumulative Convertible Preferred Stock to the same institutional investor. See "Description of Capital Stock -- Class A Senior Cumulative Convertible Preferred Stock" and "-- Class B Senior Cumulative Convertible Preferred Stock" above.

     The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below, unless otherwise provided in a Prospectus Supplement relating to a particular series of the Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including: (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion right;
(vii) any listing of the Preferred Stock on any securities exchange; (viii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions not in conflict with the Articles of Incorporation or the MGCL; (ix) a discussion of Federal income tax considerations applicable to the Preferred Stock; (x) the relative ranking and preferences of the Preferred Stock as to dividends and rights upon liquidation; and (xi) any limitations on direct or beneficial ownership and restrictions on transfer. The Preferred Stock will, when issued for lawful consideration therefor, be fully paid and nonassessable and will have no preemptive rights.

     Unless otherwise indicated in a Prospectus Supplement relating thereto, Harris Trust Company of California will be the transfer agent and registrar for shares of each series of Preferred Stock.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights upon liquidation, dissolution or winding up of the Company, rank: (i) senior to all classes or series of Common Stock and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The rights of the holders of each series of Preferred Stock will be subordinate to those of the Company's general creditors.

DIVIDENDS

     Holders of each series of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors, as specified in the Prospectus Supplement relating to such series of Preferred Stock.

     Dividends on any series of Preferred Stock may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the holders of such series of Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date. Dividends on shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which the Company initially issues shares of such series.

     So long as any series of Preferred Stock shall be outstanding, unless: (i) full dividends (including, if such dividends are cumulative, dividends for prior dividend periods) shall have been paid or declared and set apart for payment on all outstanding shares of Preferred Stock of such series and all other classes and series of Preferred Stock (other than "Junior Stock," as defined below); and
(ii) the Company is not in default or in arrears with respect to the mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous fund for, any shares of Preferred Stock of such series or any other Preferred Stock of any class or series (other than Junior Stock), the Company may not declare any dividends on any Common Stock or any other equity securities of the Company ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other equity securities being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for the purchase, redemption of other retirement of or for a sinking or other analogous fund, for any Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations or equity securities of the Company, other than shares of Junior Stock which are neither convertible into, nor exchangeable or exercisable for, any securities of the Company other than shares of Junior Stock.

     Any dividend payment made on a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

     A series of Preferred Stock may be redeemable in whole or in part, from time to time, at the option of the Company, or may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon the terms, at the times and at the redemption prices set forth in the Prospectus Supplement related to such series. Shares of Preferred Stock redeemed by the Company will be restored to the status of authorized but unissued Preferred Stock of the Company.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of equity securities of the Company, the terms of such series of Preferred Stock may provide that, if no such equity securities shall have been issued or, to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable equity securities of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     So long as any dividends on shares of any series of Preferred Stock or any other series of Preferred Stock of the Company ranking on a parity as to dividends and distribution of assets with such series of Preferred Stock are in arrears, no shares of any such series of Preferred Stock or such other series of Preferred Stock of the Company will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and the Company will not purchase or otherwise acquire any such shares; provided, however, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

     In the event that fewer than all of the outstanding shares of a series of Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) as may be determined by the Company or by any other method as may be determined by the Company in its sole discretion to be equitable. From and after the redemption date (unless default shall be made by the Company in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any), dividends shall cease to accumulate on the shares of Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) shall cease.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Junior Stock, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of equity securities of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of equity securities shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of shares of Junior Stock, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease or conveyance of all or substantially all of the assets or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

     Except as indicated below or in a Prospectus Supplement relating to a particular series of Preferred Stock, or except as required by applicable law, holders of the Preferred Stock will not be entitled to vote for any purpose.

     So long as any series of Preferred Stock remains outstanding, the consent or the affirmative vote of the holders of at least a majority of the votes entitled to be cast with respect to the then outstanding shares of such series of Preferred Stock together with any "Other Preferred Stock" (as defined below), voting as one class, either expressed in writing or at a meeting called for that purpose, will be necessary: (i) to permit, effect or validate the authorization, or any increase in the authorized amount, of any class or series of equity securities of the Company ranking prior to Preferred Stock of such series as to dividends, voting or upon distribution of assets; and (ii) to repeal, amend or otherwise change any of the provisions applicable to the Preferred Stock of such series in any manner which adversely affects the powers, preferences, voting power or other rights or privileges of such series of Preferred Stock. In case any series of Preferred Stock would be so affected by any such action referred to in clause (ii) above in a different manner than one or more series of Other Preferred Stock which will also be affected, the holders of the Preferred Stock of such series, together with any series of Other Preferred Stock which will be similarly affected, will be entitled to be cast with respect to each such series of Preferred Stock and Other Preferred Stock then outstanding, in lieu of the consent or affirmative vote hereinafter otherwise required.

     With respect to any matter as to which the Preferred Stock of any series is entitled to vote, holders of the Preferred Stock of such series and any other series of Preferred Stock ranking on a parity with such series of Preferred Stock as to dividends and distributions of assets and which by its terms provides for similar voting rights (the "Other Preferred Stock") will be entitled to cast the number of votes set forth in the Prospectus Supplement with respect to that series of Preferred Stock. As a result of the provisions described in the preceding paragraph requiring the holders of shares of a series of Preferred Stock to vote together as a class with the holders of shares of one or more series of Other Preferred Stock, it is possible that the holders of such shares of Other Preferred Stock could approve actions that would adversely affect such series of Preferred Stock, including the creation of a class of shares of stock ranking prior to such shares of Preferred Stock as to dividends, voting or distributions of assets.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, the provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and the provisions affecting conversion.

                            DESCRIPTION OF WARRANTS

     The Company may issue warrants to purchase Debt Securities (the "Debt Warrants"), Preferred Stock (the "Preferred Stock Warrants") or Common Stock (the "Common Stock Warrants," collectively with the Debt Warrants and the Preferred Stock Warrants, the "Warrants"). Warrants may be issued independently or together with any Securities and may be attached to or separate from such Securities. The Warrants are to be issued under warrant agreements (each, a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to the Warrants being offered pursuant thereto.

DEBT WARRANTS

     The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the debt warrant certificates representing such Debt

Warrants, including the following: (1) the title of such Debt Warrants; (2) the aggregate number of such Debt Warrants; (3) the price or prices at which such Debt Warrants will be issued; (4) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants; (5) the designation and terms of any related Debt Securities with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such security; (6) the date, if any, on and after such Debt Warrants and the related Debt Securities will be separately transferable; (7) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant, and the price at which such principal amount of Debt Securities may be purchased upon such exercise; (8) the date on which the right to exercise such Debt Warrants shall commence, and the date on which such right shall expire; (9) the maximum or minimum number of such Debt Warrants that may be exercised at any time; (10) a discussion of material federal income tax considerations, if any; and (11) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

     Debt Warrant certificates will be exchangeable for new Debt Warrant certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the securities purchasable upon such exercise.

OTHER WARRANTS

     The applicable Prospectus Supplement will describe the following terms of Preferred Stock Warrants and Common Stock Warrants in respect of which this Prospectus is being delivered: (1) the title of such Warrants; (2) the Securities for which such Warrants are exercisable; (3) the price or prices at which such Warrants will be issued; (4) the number of such Warrants issued with each share of Preferred Stock or Common Stock: (5) the number of Securities purchasable upon exercise of such Warrants and the price at which such Securities may be purchased upon such exercise; (6) any provisions for adjustment of the number or amount of shares of Preferred Stock or Common Stock receivable upon exercise of such Warrants or the exercise price of such Warrants; (7) if applicable, the date on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable; (8) if applicable, a discussion of material federal income tax considerations; (9) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants; (10) the date on which the right to exercise such Warrants shall commence, and the date on which such right shall expire; and (11) the maximum or minimum number of such Warrants that may be exercised at any time.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder of Warrants to purchase for cash such principal amount of Debt Securities or shares of Preferred Stock or Common Stock at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the Prospectus Supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

     Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities or shares of Preferred Stock or Common Stock purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

OWNERSHIP AND TRANSFER RESTRICTIONS

     Purchasers of Warrants will be subject to the restrictions on ownership and transfer of the capital stock of the Company described above under the heading "Description of Capital Stock -- Ownership and Transfer Restrictions and Redemption Provisions." Such provisions could affect a purchaser's ability to vote, to receive dividend and other distributions, to convert or to otherwise obtain the benefit of Securities.

DESCRIPTION OF DEBT SECURITIES

     The following sets forth certain general terms and provisions of the Indenture under which the Debt Securities are to be issued. The particular terms of the Debt Securities will be set forth in a Prospectus Supplement relating to such Debt Securities.

     The Debt Securities are to be issued under an Indenture, as amended or supplemented from time to time (the "Indenture"), between the Company and a Trustee chosen by the Company and qualified to act as such under the Trust Indenture Act of 1939 as amended (the "TIA") (together with any other trustee(s) appointed in a supplemental indenture with respect to a particular series, the "Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and will be available for inspection at the corporate trust office of the Trustee, or as described above under "Available Information." The Indenture is subject to, and governed by, the TIA. The Company will execute the Indenture if and when the Company issues the Debt Securities. The statements made hereunder relating to the Indenture and the Debt Securities to be issued hereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

GENERAL

     The Debt Securities will be direct, unsecured obligations of the Company. Except for any series of Debt Securities which is specifically subordinated to other indebtedness of the Company, the Debt Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. Under the Indenture, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section
301).

     The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee (Section 609), and, except otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

TERMS

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

           (1) the title of such Debt Securities;

           (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

           (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities which is convertible into Common Stock or Preferred Stock, or the method by which any such portion shall be determined;

           (4) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

           (5) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

           (6) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such Dates shall be determined, the Person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

           (7) the place or places where (i) the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, (ii) such Debt Securities may be surrendered for conversion or registration of transfer, exchange or conversion and (iii) notices or demands to or upon the Company in respect of such Debt Securities and the Indenture may be served;

           (8) the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Company, if the Company is to have such an option;

           (9) the obligation, if any, of the Company to redeem, repay or repurchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which such Debt Securities are required to be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (10) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and/or payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (11) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

          (12) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants or other provisions set forth in the Indenture;

          (13) whether such Debt Securities will be issued in certificated or book-entry from;

          (14) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

          (15) the applicability, if any, of the defeasance and covenant defeasance provisions of Article XIV of the Indenture;

          (16) if such Debt Securities are to be issued upon the exercise of debt warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

          (17) the terms, if any, upon which such Debt Securities may be convertible into Common Stock or Preferred Stock of the Company and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate, the conversion period and, in connection with the preservation of the Company's status as a REIT, limitations on the ownership of the Common Stock or Preferred Stock into which such Debt Securities are convertible;

          (18) the terms and conditions, if any, upon which such Debt Securities may be subordinated to other indebtedness of the Company;

          (19) whether and under what circumstances the Company will pay Additional Amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment; and

          (20) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special U.S. federal income tax, accounting and other considerations applicable to the Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     The Indenture does not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company. However, restrictions on ownership and transfers of the Common Stock and Preferred Stock, designed to preserve the Company's status as a REIT, may prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 307 and 1002).

     All amounts paid by the Company to a paying agent or a Trustee for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to the Company, and the holder of the Debt Security thereafter may look only to the Company for payment thereof.

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Sections 101 and 307).

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series, of a like aggregate principal amount and tenor, of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt

Security surrendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

     Neither the Company nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business of the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except that portion, if any, of such Debt Security which is not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

     The Company may consolidate with, or sell, lease or convey all or substantially of its assets to, or merge with or into, any other trust or corporation, provided (a) either the Company shall be the continuing entity, or the successor (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets and is a corporation organized under the laws of any domestic jurisdiction and shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture;
(b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officer's certificate and legal opinion covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS

     Existence. Except as permitted under "Merger, Consolidation or Sale," the Indenture will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (declaration and statutory) and franchises; provided, however, that the Company shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1004).

     Maintenance of Properties. The Indenture will require the Company to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business. (Section 1007).

     Insurance. The Indenture will require the Company to cause each of its and its subsidiaries' insurable properties to be insured against loss of damage with insurers of recognized responsibility and, if described in the applicable Prospectus Supplement, in specified amounts and with insurers having a specified rating from a recognized insurance rating service. (Section
1008).

     Payment of Taxes and Other Claims. The Indenture will require the Company to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of the Company or any subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount, applicability is being contested in good faith. (Section 1009).

     Provision of Financial Information. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to such Section 13 or 15(d) (the "Financial Statements") if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1005).

     Additional Covenants. Reference is made to the applicable Prospectus Supplement for information with respect to any additional covenants specific to a particular series of Debt Securities.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Unless otherwise provided in the Prospectus Supplement, the Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any interest on any Debt Security of such series; (b) default in the payment of any principal of (or premium, if any on) any Debt Security of such series when due; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant or warranty of the Company contained in the Indenture with respect to any Debt Security of such series, continued for 60 days after written notice as provided in the Indenture; (e) default in the payment of indebtedness of the Company outstanding in an aggregate principal amount in excess of $10,000,000 or any mortgage, indenture, note, bond, capitalized lease or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having continued after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or the property of either; (g) the acquisition by any Person (including any affiliates of such Person) of 35% or more of the Company's Common Stock, unless the Company's Board of Directors shall have first approved of such acquisition; and (h) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501). The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company. (Section 101).

     If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the Trustee if given by the Holders). However, any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if (a) the Company shall have paid or deposited with the Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal or interest with respect to Debt Securities of such series have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

     The Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

     The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series, as well as an offer of reasonable indemnity (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due date thereof (Section 508).

     Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of Debt Securities of any series then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

     Within 120 days after the close of each fiscal year, the Company must deliver to the Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1006).

MODIFICATION OF THE INDENTURE

     Modifications and amendments of provisions of the Indenture applicable to any series may be made only with consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security;

(c) change the Place of Payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security on or after the Stated Maturity thereof; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities of a particular series have the right to waive compliance by the Company with certain covenants in the Indenture relating to such series (Section
1011).

     Modifications and amendments of the Indenture may be made by the Company and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Company as obligor under the Indenture; (ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the Indenture;
(iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are not Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provision and procedures, if applicable, or the conversion of such Debt Securities into Common Stock or Preferred Stock; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trust under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a Foreign Currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to
Section 301 of the Indenture, and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any Affiliate of the Company or of such other obligor shall be disregarded (Section 101).

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting may be called at any time by the Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the

Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

     Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and
(ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section
1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Unless otherwise provided in the Prospectus Supplement, the Company may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or are scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401).

     The Indenture provides that, unless otherwise provided in the Prospectus Supplement, if the provisions of Article Fourteen are made applicable to the Debt Securities of any series pursuant to Section 301 of the Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under Sections 1004 and 1005, inclusive, of the Indenture (being the restrictions described under "Certain Covenants") or, if provided pursuant to Section 301 of the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Company with the Trustee, in trust, of any amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section 1404).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405). "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. (Section 101). Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a Foreign Currency that cease to be used by its government of issuance shall be made in U.S. dollars.

     In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Sections 1004 and 1005, inclusive, of the Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (h) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of a particular series.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders of the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restriction on conversion, including restrictions directed at maintaining the Company's REIT status.

SUBORDINATION

     The terms and conditions, if any, upon which the Debt Securities are subordinated to other indebtedness of the Company will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include a description of the indebtedness ranking senior to the Debt Securities, the restrictions on payments to the Holders of such Debt Securities while a default with respect to such senior indebtedness in continuing, the restrictions, if any, on payments to the Holders of such Debt Securities following an Event of Default, and provisions requiring Holders of such Debt Securities to remit certain payments to holders of senior indebtedness.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the applicable Prospectus Supplement relating to such series, Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                 CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE
                 COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The following paragraphs summarize certain provisions of Maryland law and the Company's Articles of Incorporation and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, copies of which are exhibits to the Registration Statement of which this Prospectus is a part, as described in "Additional Information," and to Maryland law.

CLASSIFICATION OF THE BOARD OF DIRECTORS

     The Company's Articles of Incorporation provide that the number of directors of the Company may be established by the Board of Directors, but may not be fewer than three nor more than eleven. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority vote by the stockholders or directors then in office. A director chosen by the stockholders shall hold office for the balance of the term remaining. A director so chosen by the remaining directors shall hold office until the next annual meeting of stockholders, at which time the stockholders shall elect a director to hold office for the balance of the term then remaining. Pursuant to the terms of the Articles of Incorporation, the directors are divided into three classes -- i.e., Class I, Class II, and Class III. Presently, one class will hold office for a term expiring at the annual meeting of stockholders to be held in 1997 (i.e., Class III), another class will hold office for a term expiring at the annual meeting of stockholders to be held in 1998 (i.e., Class I), and another class will hold office for a term expiring at the annual meeting of stockholders to be held in 1999 (i.e., Class II). As the term of each class expires, directors in that class will be elected for a term of three years or until their successors are duly elected and qualify. The Company believes that classification of the Board of Directors will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors. Additionally, Five Arrows, the initial holder of Class A Preferred Shares, has the right to elect one director as long as certain levels of ownership are maintained, and has the right to elect another director if certain covenants are not met or if certain dividends are not paid. See "Description of Capital Stock -- Class A Senior Cumulative Convertible Preferred Stock."

     The classified director provision could have the effect of making the removal of incumbent directors more timeconsuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of Common Stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a plurality of Common Stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

REMOVAL OF DIRECTORS AND VACANCIES

     The Articles of Incorporation provide that a director may be removed only for cause and only by the affirmative vote of stockholders holding at least two-thirds of all the votes entitled to be cast in the election of directors. The Company's Bylaws provide that stockholders may elect a successor to fill a vacancy on the Board of Directors that results from the removal of a director. In addition, a vacant position occurring in the Board of Directors for any cause other than an increase in the number of directors may be filled by a majority vote of the remaining directors, even if such majority is less than a quorum or by a majority vote of the stockholders. Any vacancy occurring in the Board of Directors by reason of an increase in the number of directors may be filled by a majority vote of the entire Board of Directors or by a majority vote of the stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Articles of Incorporation limit the liability of the Company's directors and officers to the Company and its stockholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its stockholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit, or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceedings. This provision does not limit the ability of the Company or its stockholders to obtain other relief, such as an injunction or rescission.

     The Company's Bylaws require the Company to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by Maryland law. The MGCL permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the corporation, unless it is established that the act or omission of the indemnified party was material to the matter giving rise to the proceeding and (i) was committed in bad faith or was the result of active and deliberate dishonesty or (ii) the indemnified party actually received an improper personal benefit, or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer in which the director or officer was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by judgment, order or settlement does not create a presumption that the director did not meet the requisite standard of conduct required for indemnification to be permitted. However, the termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted. It is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

BUSINESS COMBINATIONS

     Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange, or in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the Board of Directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation voting together as a single voting group, and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the Board of Directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. As permitted by Maryland law, the Articles of Incorporation of the Company include a provision exempting all future business combinations involving the Company from the operation of the business combination statute.

CONTROL SHARE ACQUISITIONS

     The Company's Bylaws currently contain a provision exempting from the control share acquisition statute described below any and all acquisitions by any person of shares of capital stock of the Company. The current or future directors of the Company may decide to eliminate or amend this provision, although no such change is currently contemplated.

     The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by such person, or in respect of which such person is able to exercise or direct the exercise of voting power, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:
(i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or, if a meeting of stockholders is held where the voting rights of such shares are considered and not approved, as of the date of the meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the Company is a party to the transaction and such transaction is otherwise effected under the provision of the MGCL; or to acquisitions approved or exempted by the Articles of Incorporation or Bylaws of the Company.

AMENDMENT TO THE ARTICLES OF INCORPORATION

     The Company's Articles of Incorporation, including its provisions on classification of the Board of Directors and removal of directors, may be amended only with the recommendation of the Board of Directors and by the affirmative vote of stockholders holding at least a majority of all the votes entitled to be cast on the matters.

DISSOLUTION OF THE COMPANY

     The dissolution of the Company must be approved by the affirmative vote of stockholders holding at least a majority of all the votes entitled to be cast on this matter.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

     The Bylaws of the Company provide that (a) with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (i) pursuant to the Company's notice of the meeting, (ii) by the Board of Directors, or (iii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures set forth in the Bylaws, and (b) with respect to special meetings of stockholders, only the business specified in the Company's notice of the meeting may be brought before the meeting of stockholders, and nominations of persons for election to the Board of Directors may be made only (i) pursuant to the Company's notice of meeting, (ii) by the Board of Directors, or (iii) provided that the Board of Directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions set forth in the Bylaws.

     The provisions in the Articles of Incorporation on classification of the Board of Directors and removal of directors, the business combination and, if the applicable provision in the Company's Bylaws is rescinded, control share acquisition provisions of the MGCL, and the advance notice provisions of the Bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the Common Stock might receive a premium for their Common Stock over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities through one or more underwriters or dealers, directly to one or more purchasers, through agents, or through a combination of any such methods of sale. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement. Sales of Securities pursuant to any applicable Prospectus Supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of the Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell the Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of the Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers, and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase the Securities at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate amount of the Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except: (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and (ii) if the Securities are being sold to underwriters, the Company shall have sold to such underwriters the total amount of the Securities less the amount thereof covered by the Contracts.

     Underwriters have represented and agreed that (i) they have not offered or sold, and will not for a period of six months following consummation of the Offerings offer or sell any shares of Common Stock offered hereby, to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995, (ii) they have complied with and will comply with all applicable provisions of the Public Offers of Securities Regulations 1995 and the Financial Services Act 1986 with respect to anything done by them in relation to the shares of Common Stock offered hereby in, from, or otherwise involving the United Kingdom and (iii) they have only issued or passed on and will only issue or pass on in the United Kingdom any document received by them in connection with the issue or sale of the shares of Common Stock offered hereby to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on.

     Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the New York Stock Exchange. Any shares of Common Stock sold by the Company pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company may elect to list any series of Preferred Stock on any exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market of the Securities.

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain of the material federal income tax considerations regarding the Company and is based on current law, is for general information only and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors including insurance companies, tax-exempt organizations or retirement accounts (except to the extent discussed under the heading "-- Taxation of Tax-Exempt Stockholders"), financial institutions or broker-dealers, foreign corporations, persons who are not citizens or residents of the United States (except to the extent discussed under the heading "-- Taxation of Non-U.S. Stockholders"), and persons who own Securities as part of a conversion transaction, as part of a hedging transaction, or as a position in a straddle for tax purposes, which are subject to special treatment under the federal income, estate and other tax laws.

     EACH PURCHASER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES AND THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND OF ANY POTENTIAL CHANGES IN THE APPLICABLE TAX LAWS AFTER THE DATE HEREOF.

TAXATION OF THE COMPANY

     General. The Company has made an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1994. The Company believes that it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, but no assurance can be given that it has operated or will operate in a manner so as to qualify or remain qualified.

     The sections of the Code and Treasury Regulations governing REITs are highly technical and complex. The following sets forth the material aspects of the sections that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and rules promulgated thereunder, and administrative and judicial interpretations thereof.

     In the opinion of Gibson, Dunn & Crutcher LLP, special tax counsel to the Company whose opinion has been filed as an exhibit to the Registration Statement, commencing with the Company's taxable year ended December 31, 1994, the Company was organized in conformity with the requirements for qualification as a REIT, and its method of operation has enabled, and its proposed method of operation will enable, it to meet the requirements under the Code for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon the accuracy of certain representations made by the Company as to factual matters relating to the Company's organization, operations, income, assets, distributions and stock ownership. The Company's qualification as a REIT depends on the Company having met and continuing to meet -- through actual operating results, distribution levels and diversity of stock ownership -- the various qualification tests imposed under the Code and discussed below, the results of which will not be reviewed by Gibson, Dunn & Crutcher LLP. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year have satisfied or will satisfy such requirements. An opinion of counsel is not binding on the IRS or the courts, and no assurance can be given that the IRS will not challenge the Company's eligibility for taxation as a REIT. Further, the anticipated federal income tax treatment described in this Prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time. See "- Failure to Qualify."

     If the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on its net income that is currently distributed to its stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) of income that generally results from an investment in a regular corporation. However, the Company will be subject to federal income tax as follows: First, the Company will be taxed at regular corporate rates on any undistributed "REIT taxable income" (as defined below), including undistributed net capital gains. Second, under certain circumstances the Company may be subject to the "alternative minimum tax" as a consequence of its items of tax preference to the extent that tax exceeds its regular tax. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (generally, property acquired by reason of default on indebtedness held by the Company) that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the greater of the amount by which the Company fails the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, with respect to any asset (a "Built-in Gain Asset") acquired by the Company from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the Built-in Gain Asset in the hands of the Company is determined by reference to the basis of the asset in the hands of the C corporation, if the Company recognizes gain on the disposition of such asset during the 10-year period (the "Recognition Period") beginning on the date on which such asset was acquired by the Company, then, to the extent of the Built-in Gain (i.e., the excess of (a) the fair market value of such asset over (b) the Company's adjusted basis in such asset, determined as of the beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to IRS regulations that have not yet been promulgated. The result described above with respect to the recognition of "Built-in Gain" assumes that the Company will make an election pursuant to IRS Notice 88-19, if the Company acquires such an asset.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors;
(ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code; (v) the beneficial ownership of which is held by 100 or more persons; (vi) in which during the last half of each taxable year not more than 50% in value of its outstanding stock is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) (the "5/50 Rule"); and (vii) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

     The Company believes that it has issued sufficient shares with sufficient diversity of ownership to allow it to satisfy conditions (v) and (vi). In addition, the Company's Charter provides for restrictions regarding the transfer and ownership of shares, which restrictions are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and
(vi) above. Such transfer and ownership restrictions are described in "Description of Capital Stock -- Ownership and Transfer Restrictions and Redemption

Provisions." These restrictions may not ensure that the Company will, in all cases, be able to satisfy the share ownership requirements described above. If the Company fails to satisfy such share ownership requirements, the Company's status as a REIT will terminate. See "Failure to Qualify."

     To monitor the Company's compliance with the share ownership requirements, the Company is required to maintain records regarding the actual ownership of its shares. To do so, the Company must demand written statements each year from the record holders of certain percentages of its shares of stock in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the REIT dividends). A REIT with 2,000 or more record stockholders must demand statements from record holders of 5% or more of its shares, one with less than 2,000, but more than 200 record stockholders must demand statements from record holders of 1% or more of the shares, while a REIT with 200 or fewer record stockholders must demand statements from record holders of 0.5% or more of the shares. A list of those persons failing or refusing to comply with this demand must be maintained as part of the Company's records. A stockholder who fails or refuses to comply with the demand must submit a statement with its tax return disclosing the actual ownership of the shares and certain other information. For taxable years of the Company beginning prior to January 1, 1998, failure to comply with the foregoing requirements could have resulted in the Company's disqualification as a REIT. The Company believes that it has complied with these requirements for such taxable years. For taxable years of the Company beginning on or after January 1, 1998, the Company will be treated as satisfying the 5/50 Rule if it complies with the demand letter and recordkeeping requirements described above, and if it does not know, and exercising reasonable diligence would not have known, whether it failed to satisfy the 5/50 Rule.

     In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the assets tests, discussed below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the partnerships and limited liability companies in which the Company has a direct or indirect interest (collectively, the "Partnerships"), are treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described herein. The Company controls the Partnerships and believes it has operated the Partnerships in a manner consistent with the requirements for qualification as a REIT, and intends to continue to operate the Partnerships in such a manner. However, there can be no assurance that the Company has operated or will actually operate the Partnerships in a manner that has enabled or will enable the Company to continue to satisfy the REIT provisions of the Code.

     Income Tests. In order to maintain qualification as a REIT, the Company annually must satisfy three gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from certain sales of real property held primarily for sale) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments (the "75% test"). Second, at least 95% of the Company's gross income (excluding gross income from certain sales of real property held primarily for sale) for each taxable year must be derived from items of income that qualify under the 75% test, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing). Third, gain from the sale or other disposition of stock or securities held for less than one year, gain from certain sales of real property held primarily for sale and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the Company's gross income for each taxable year (the "30% test"). The 30% test does not apply to taxable years of the Company beginning on or after January 1, 1998.

     Rents received by the Company qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income test if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property ("Disqualified Services"), other than through an independent contractor from whom the Company derives no revenue. The Company may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and that are not otherwise considered "rendered to the occupant" of the property. For taxable years of the Company beginning on or after January 1, 1998, however, the performance of Disqualified Services with respect to any property will not cause rents from property to fail to be treated as "rents from real property" if the amount received or accrued for such Disqualified Services is less than, or equal to, one percent of all amounts received or accrued, directly or indirectly, by the Company with respect to such property. For purposes of the preceding sentence, the amount treated as received for any Disqualified Services shall not be less than 150% of the direct cost of the Company in furnishing or rendering the Disqualified Services. The Company monitors its activities to ensure that the foregoing tests are satisfied. There can be no assurances, however, that the Company will not realize rental income that does not qualify as "rents from real property," including as a result of the constructive ownership of an interest in a tenant by Five Arrows. See "Class A Senior Cumulative Convertible Preferred Stock," and "Class B Senior Cumulative Convertible Preferred Stock."

     The Company includes its proportionate share (based on its capital interest) of income, gain, loss, deduction and credit from the Partnerships in applying these income tests. In addition, the Company receives fees in exchange for management services rendered to the Partnerships. Although the percentage of those fees exceeding the Company's capital interest in the Partnership paying such fee will not qualify under the 75% or 95% gross income tests, the Company believes that the aggregate amount of such income (together with any other nonqualifying income) in any taxable year has not exceeded and is not expected to exceed the limits on nonqualifying income under the gross income tests.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if (i) the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, (ii) the Company attaches to its return for that year a schedule of the nature and amount of each item of its income and (iii) any incorrect information on the schedule was not due to fraud with intent to evade tax. However, in the event the Company does not meet these tests, the Company would not be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances involving the Company, the Company will not qualify as a REIT. As discussed above in "-- General," even if these relief provisions apply, a tax would be imposed with respect to the excess nonqualifying income. No comparable relief provisions are available to mitigate the consequences of a failure to satisfy the 30% test, which applies to taxable years of the Company that commence prior to January 1, 1998.

     Asset Tests. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets, property attributable to the temporary investment of capital raised within the preceding one-year period, cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those included in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities. In applying these tests, the Company will be deemed to own a proportionate share of any assets owned, directly or indirectly, by the Partnerships based on its capital interest in the Partnerships.

     Under Section 856(i) of the Code, a "qualified REIT subsidiary" means any corporation if 100% of the stock of such corporation is held by the REIT. For taxable years that begin prior to January 1, 1998, the stock of such corporation must have been held by the REIT at all times during the period such corporation was in existence. Under the Code, a corporation which is a qualified REIT subsidiary is not treated as a separate corporation for federal income tax purposes, and all assets, liabilities, and items of income, deduction, and credit of the corporation shall be treated as assets, liabilities, and such items (as the case may be) of the REIT.

     The Company believes that it has complied and will continue to comply with the asset tests. Substantially all of the Company's investments represent qualifying real estate assets, including the Company's share of the assets of the Partnerships.

     Annual Distribution Requirements. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders in an amount at least equal to (i) the sum of (a) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. "REIT taxable income" for any year means the taxable income of the Company for such year (excluding any net income derived either from property held primarily for sale to customers or from foreclosure property), subject to certain adjustments provided in the REIT provisions of the Code. In addition, if the Company disposes of any Built-in Gain Asset during such asset's Recognition Period, the Company will be required, pursuant to IRS regulations which have not yet been promulgated, to distribute at least 95% of the Built-in Gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. The Company intends to make, and to cause the Partnerships to make, timely distributions sufficient to enable the Company to satisfy these annual distribution requirements. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax thereon at regular corporate tax rates.

     It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements described above due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if nondeductible capital expenditures such as principal amortization or capital expenditures exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may find it necessary to arrange, or to cause the Partnerships to arrange, for short-term or long-term borrowing, to sell assets, or to pay dividends in the form of taxable stock dividends.

     Under certain circumstances, the Company may be able to rectify a failure to meet the above distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends. The Company will, however, be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Furthermore, if the Company should fail to distribute each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Any REIT taxable income and capital gains on which tax is imposed for any year is treated as an amount distributed during that year for purposes of this excise tax.

FAILURE TO QUALIFY

     If the Company should fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at rates applicable to regular C corporations. Distributions to stockholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company nor will they be required to be made. As a result, the Company's failure to qualify as a REIT would substantially reduce the cash available for distribution by the Company to investors, and could result in the Company's incurring substantial indebtedness (to the extent that borrowings are feasible) or liquidating substantial investments in order to pay the resulting taxes. In addition, if the Company fails to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income to the extent of the Company's current and accumulated earnings and profits, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     As used herein, the term "domestic stockholder" means a holder of shares of Common Stock who (for United States federal income tax purposes) (i) is a citizen or resident of the United States, (ii) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) is an estate, the income of which is subject to United States federal income taxation regardless of its source or
(iv) is a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. Distributions that are properly designated by the Company as capital gain dividends and that are out of current and accumulated earnings and profits will be taxed as long-term capital gain (to the extent they do not exceed the Company's actual net capital gain for the taxable year) from the sale or disposition of a capital asset held for more than one year without regard to the period for which the stockholder has held its shares. However, domestic stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

     Distributions (not designated as capital gain dividends) in excess of current and accumulated earnings and profits will be treated as tax-free returns of capital to the extent of the stockholder's basis in the shares, and will reduce the adjusted basis of such shares (but not below zero). To the extent distributions in excess of current and accumulated earnings and profits exceed the basis of a stockholder's shares they will be included in income as long-term capital gain (mid-term capital gain if the shares have been held for more than one year but not more than eighteen months, or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the stockholder. In addition, any dividend declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     Pursuant to the Taxpayer Relief Act of 1997 (the "1997 Act"), for taxable years of the Company that begin on or after January 1, 1998, the Company may elect to retain, rather than distribute as capital gain dividends, its net long-term capital gain. In such event, the Company would pay tax on its net long-term capital gain attributable to such taxable year. If the Company makes this election, its domestic stockholders will be required to include in their income as long-term capital gain their proportionate share of such amount so designated by the Company. A domestic stockholder will be treated as having paid his or her share of the tax paid by the Company in respect of the amount so designated by the Company, for which such stockholder will be entitled to a credit or refund. Additionally, each domestic stockholder's adjusted basis in the Common Stock will be increased by the excess of the amount so includible in income over the tax deemed paid on such amount. The Company must pay tax on its designated long-term capital gain within 30 days of the close of any taxable year in which it designates long-term capital gain pursuant to this rule, and it must mail a written notice of its designation to its stockholders within 60 days of the close of the taxable year.

     Distributions received by domestic stockholders with respect to Common Stock and gain arising from the sale or exchange by a domestic stockholder of shares of Common Stock will not be treated as passive activity income, and, as a result, domestic stockholders will not be able to apply any "passive activity losses" against such income or gain. Distributions received by domestic stockholder with respect to Common Stock (to the extent that they do not constitute a return of capital) generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of Common Stock (and distributions treated as such), however, will not be treated as investment income unless a domestic stockholder so elects, in which case such capital gains will be taxed at ordinary income rates.

     Upon any sale or other disposition of shares, a domestic stockholder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition and (ii) the holder's adjusted basis in such shares for tax purposes. In general, provided the shares were held as a capital asset, any gain or loss realized on a taxable disposition of shares will be treated as mid-term or long-term capital gain or loss if the shares have been held for more than one year or eighteen months, respectively and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of shares by a stockholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gain.

     The 1997 Act also created several new categories of capital gains applicable to noncorporate taxpayers. Under prior law, noncorporate taxpayers were generally taxed at a maximum rate of 28% on net capital gain (generally, the excess of net long-term capital gain over net short-term capital loss). Noncorporate taxpayers are now generally taxed at a maximum rate of 20% on net capital gain attributable to gains realized on the sale of property held for more than eighteen months, and a maximum rate of 28% on net capital gain attributable to gain realized on the sale of property held for more than one year and eighteen months or less. In addition, a maximum rate of 25% now applies to noncorporate taxpayers on certain gains realized on the sale of real property. The 1997 Act did not affect the treatment of short-term capital gain or loss (generally, gain or loss attributable to capital assets held for one year or less) and did not affect the taxation of capital gains in the hands of corporate taxpayers. The 1997 Act authorizes the IRS to issue regulations coordinating the capital gains provisions with other rules involving the treatment of sales and exchanges by "pass-through" entities, such as REITs and partnerships, and of sales and exchanges of interests therein. The IRS recently issued Notice 97-64, which states generally that such regulations, when issued, will permit (but not require) the Company to designate the portion of its capital gain dividends, if any, to which the 28%, 25% and 20% rates apply, based on the net amount of each class of capital gain recognized by the Company, determined as if the Company were an individual subject to a marginal tax rate on ordinary income of at least 28%.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company reports to its domestic stockholders and the IRS the amount of dividends paid with respect to each calendar year, and the amount of tax withheld therefrom, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 31% with respect to dividends paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount withheld under the backup withholding rules will be creditable against the stockholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify to their nonforeign status to the Company. See "-- Taxation of Non-U.S. Stockholders."

TAXATION OF TAX-EXEMPT STOCKHOLDERS

     The IRS has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, dividend income from the Company should not, subject to certain exceptions described below, be UBTI to a qualified plan, IRA or other tax-exempt entity (a "Tax-Exempt Stockholder") provided the Tax-Exempt Stockholder has not held its shares as "debt financed property" within the meaning of Section 514 of the Code and the shares are not otherwise used in an unrelated trade or business of the Tax-Exempt Stockholder. Similarly, income from the sale of stock of the Company should not, subject to certain exceptions described below, constitute UBTI unless the Tax-Exempt Stockholder has held such stock as a dealer (under Section 512(b)(5)(B) of the Code) or as "debt-financed property."

     For Tax-Exempt Stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, income from an investment in the Company will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective investors should consult their tax advisors concerning these "set-aside" and reserve requirements.

     Notwithstanding the above, however, a portion of the dividends paid by the Company may be treated as UBTI to certain trusts if the Company is treated as a "pension-held REIT." A trust will be subject to this rule if it (i) is described in Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

     The Company will be treated as a "pension-held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the "five or fewer" stockholder requirement (discussed above), as owned by the beneficiaries of the trust (rather than by the trust itself) and (ii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the Company or (b) one or more such qualified trusts, each of whom owns more than 10% (by value) of the interests in the Company, hold in the aggregate more than 50% (by value) of the interests in the Company. The Company believes that it has not been, and is not, a "pension-held REIT."

TAXATION OF NON-U.S. STOCKHOLDERS

     The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are not domestic stockholders (as defined above) (collectively, "Non-U.S. Stockholders") are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of United States federal income tax law and does not address state, local or foreign tax consequences that may be relevant to a Non-U.S. Stockholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that the Company qualifies for taxation as a REIT. Prospective Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of federal, state, local and foreign income and other tax laws with regard to an investment in Securities, including any reporting requirements.

     Distributions. Distributions by the Company to a Non-U.S. Stockholder that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions generally will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable income tax treaty reduces or eliminates that tax. However, dividends that are "effectively connected" with the conduct of a trade or business by the Non-U.S. Stockholder (or, if an income tax treaty applies, are attributable to a permanent establishment of the Non-U.S. Stockholder) will be subject to tax on a net basis at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends, and are generally not subject to withholding. Any such "effectively connected" dividends received by a Non-U.S. Stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Pursuant to Treasury Regulations currently in effect, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of ascertaining the requirement of withholding discussed above and the applicability of a tax treaty rate. Under Treasury Regulations scheduled to take effect January 1, 1999, however, a Non-U.S. Stockholder who seeks to claim the benefit of an applicable treaty rate would be required to satisfy certain certification and other requirements. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT, such as the Company. A Non-U.S. Stockholder must file a properly completed and executed IRS Form 4224 (or, under proposed regulations not currently in effect, IRS Form W-8) with the Company's withholding agent certifying that the investment to which the distribution relates is effectively connected with the conduct of a United States trade or business or is attributable to a permanent establishment of such Non-U.S. Stockholder in order to qualify for the exemption from withholding under the effectively connected income or permanent establishment exemptions discussed above.

     If stock of the Company is not a USRPI (as defined below), distributions that are neither attributable to gain from sales or exchanges by the Company of United States real property interests nor designated by the Company as capital gains dividends and that are in excess of current or accumulated earnings and profits of the Company will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of such stockholder's stock, but rather will reduce the adjusted basis of such stock. If, however, the stock is treated as a USRPI, then unless otherwise treated as a dividend for withholding purposes as described below, any such distribution in excess of current or accumulated earnings and profits will be subject to 10% withholding. To the extent such distributions in excess of the Company's current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. Stockholder's stock, they will give rise to gain from the sale or exchange of the stock, the tax treatment of which is described below. Under current Treasury Regulations, for purposes of withholding U.S. income tax, if it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the entire distribution will generally be treated as a dividend subject to withholding. Amounts withheld are generally refundable if it is subsequently determined that such amounts are, in fact, in excess of the Non-U.S. Stockholder's U.S. income tax liability.

     Distributions to a Non-U.S. Stockholder that are attributable to gain from sales or exchanges by the Company of United States real property interests will be treated as income that is effectively connected with a United States trade or business of the Non-U.S. Stockholder. Non-U.S. Stockholders would thus generally be taxed on such distributions at the same rates applicable to domestic stockholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, such gain may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder that is not entitled to a treaty exemption or rate reduction. The Company is required to withhold 35% of any such distribution, and the withheld amount is creditable against the Non-U.S. Stockholder's United States federal income tax liability and refundable if it exceeds the United States tax liability of the Non-U.S. Stockholder.

     Sale of Stock. Gain recognized by a Non-U.S. Stockholder upon a sale or other disposition of stock of the Company generally will not be subject to United States federal income tax unless (i) the stock constitutes a "United States real property interest" (a "USRPI"), or (ii) the investment in the stock is effectively connected with the Non-U.S. Stockholder's United States trade or business (or, if an income tax treaty applies, is attributable to a permanent establishment of the Non-U.S. Stockholder) or (iii) in the case of a Non-U.S. Stockholder who is a nonresident alien individual, the individual is present in the United States for 183 days or more during the taxable year and either has a "tax home" in the United States or sold his shares under circumstances where the sale is attributable to a U.S. office. Stock of the Company generally will not constitute a USRPI if the Company is a "domestically-controlled REIT" or if the holder owned (during specified testing periods) 5% or less of the class of stock sold and the stock sold was part of a class of stock regularly traded on an established securities market. A domestically-controlled REIT is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. The Company currently believes that it is a domestically-controlled

REIT. However, because the stock will be publicly traded, no assurance can be given that the Company is or will continue to be a domestically-controlled REIT. In the circumstances described above in clauses (i) and (ii), Non-U.S. Stockholders will generally be subject to the same treatment as domestic stockholders with respect to such gain (subject to a special alternative minimum tax in the case of nonresident alien individuals in the circumstances described above in clause (i) and, in the case of foreign corporations, subject to the possible application of the 30% branch profits tax, discussed above). In the circumstances described above in clause (iii), the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

     Estate Tax. Certain types of Securities owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States federal estate tax purposes) of the United States at the time of death may be includable in the individual's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise. Such individual's estate may be subject to United States federal estate tax on the property includable in the estate for United States federal estate tax purposes.

     Information Reporting and Backup Withholding. The Company must report annually to the IRS and to each Non-U.S. Stockholder the amount of distributions subject to withholding as described above and the tax withheld with respect to such distributions, regardless of whether withholding is actually required. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Stockholder resides under the provisions of an applicable income tax treaty. U.S. backup withholding, which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements, will generally not apply to dividends (including any capital gain dividend) paid on stock of the Company to a Non-U.S. Stockholder at an address outside the United States. However, the payment of the proceeds from the disposition of stock of the Company to or through a U.S. office of a broker will be subject to information reporting and backup withholding unless the owner, under penalty of perjury, certifies, among other things, its status as a Non-U.S. Stockholder, or otherwise establishes an exemption. The payment of the proceeds from the disposition of stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting. Additional issues may arise pertaining to information reporting and backup withholding for Non-U.S. Stockholders. Non-U.S. Stockholders should consult their tax advisors with regard to the application and effect of U.S. information reporting and backup withholding to an investment in the Company.

     Final regulations dealing with withholding tax on amounts paid to foreign persons and related matters (the "New Withholding Regulations") were recently promulgated. In general, the New Withholding Regulations do not significantly alter the substantive withholding and information reporting requirements, but unify current certification procedures and forms and clarify reliance standards. For example, the new Withholding Regulations adopt a certification rule which was in the proposed regulations, under which a foreign stockholder who wishes to claim the benefit of an applicable treaty rate with respect to dividends received from a United States corporation will be required to satisfy certain certification and other requirements. The New Withholding Regulations will generally be effective for payments made after December 31, 1998, subject to certain transition rules. THE DISCUSSION SET FORTH ABOVE IN "TAXATION OF NON-U.S. STOCKHOLDERS" GENERALLY DOES NOT TAKE THE NEW WITHHOLDING REGULATIONS INTO ACCOUNT. PROSPECTIVE NON-U.S. STOCKHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION AND EFFECT OF THE NEW WITHHOLDING REGULATIONS TO AN INVESTMENT IN THE COMPANY.

OTHER TAX CONSEQUENCES

     The Company and its investors may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its investors may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California, and the legality of the Securities will be passed upon for the Company by Piper & Marbury LLP, Baltimore, Maryland.

                                    EXPERTS

     The financial statements for Pacific Gulf Properties Inc. and the Predecessor Multifamily and Industrial Operations included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated by reference in this Prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing therein and has been so included in reliance upon the report given upon their authority as experts in accounting and auditing.

============================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT ANY INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                            PAGE
                                            -----
Prospectus Supplement Summary..............   S-3
Recent Developments........................   S-9
Proposed Acquisitions......................  S-12
Use of Proceeds............................  S-14
Capitalization.............................  S-15
Price Range of Common Stock and
  Distributions............................  S-17
Current Markets............................  S-18
Business and Properties....................  S-20
Underwriting...............................  S-25
Legal Matters..............................  S-26
Experts....................................  S-26
                   PROSPECTUS
Available Information......................     2
Incorporation of Certain Documents by
  Reference................................     2
The Company................................     3
Use of Proceeds............................     4
Ratio of Earnings to Fixed Charges.........     4
Risk Factors...............................     5
Description of Capital Stock...............     9
Description of Preferred Stock.............    14
Description of Warrants....................    17
Certain Provisions of Maryland Law and of
  the Company's Articles of Incorporation
  and Bylaws...............................    28
Plan of Distribution.......................    32
Federal Income Tax Considerations..........    33
Legal Matters..............................    43
Experts....................................    43

============================================================
============================================================

                                4,250,000 Shares

                                      LOGO

                                  PACIFIC GULF
                                PROPERTIES INC.

                                  Common Stock

                       ----------------------------------
                             PROSPECTUS SUPPLEMENT
                       ----------------------------------

                       PRUDENTIAL SECURITIES INCORPORATED
                         BANCAMERICA ROBERTSON STEPHENS
                           A.G. EDWARDS & SONS, INC.
                               November 17, 1997

============================================================